AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 9, 2004

REGISTRATION NO. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

(AMENDMENT NO.              )

NORTH AMERICAN TECHNOLOGIES GROUP, INC.

(Name of small business issuer in its charter)

Delaware (State or jurisdiction of incorporation or organization)	2860 (Primary Standard Industrial Classification Code Number)	33-0041789 (I.R.S. Employer Identification No.)

Kevin C. Maddox

President and Chief Executive Officer

North American Technologies Group, Inc

14315 West Hardy Road

Houston, Texas 77060

Telephone: (281) 847-0029

(Address and telephone number of principal executive offices)

Philip E. Ruben, Esq.

Levenfeld Pearlstein

211 Waukegan Road

Suite 300

Northfield, Illinois 60093

Telephone: (847) 441-7676

(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public:                          , 2004

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [  ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Dollar amount to be registered (1)	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee

Common Stock, $0.001 per share par value	$44,352,095	$0.92	$44,352,095	$6,127

(1)	Consists of (a) 48,472,235 shares of common stock, $.001 par value per share, 25,975,498 of which have been issued to certain selling shareholders and the remainder of which may be issued to certain other selling shareholders upon the exercise of certain warrants (exercisable for 11,848,593 shares of common stock) and upon the conversion of preferred stock (convertible into 10,648,144 shares of common stock).
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the per share high and low sale prices of the common stock as quoted on The NASDAQ Small Cap Market on April 7, 2004.

North American Technologies Group, Inc. hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until North American shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the selling security holders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 9, 2004

SUBJECT TO COMPLETION, DATED APRIL 9, 2004

PROSPECTUS

NORTH AMERICAN TECHNOLOGIES GROUP, INC.

48,472,235 SHARES OF COMMON STOCK

This prospectus covers the resale by selling security holders of up to 48,472,235 shares of our common stock, $0.001 par value, which shares include:

•	shares of our common stock issued pursuant to purchase agreements dated as of January 1, 2003 through March 15, 2004;

•	shares of our common stock issued upon exercise of certain outstanding warrants; and

•	shares of our common stock issued upon the exercise of certain preferred stock.

These securities will be offered for sale by the selling security holders identified in this prospectus in accordance with the terms described in the section of this prospectus entitled “Plan of Distribution.” We will not receive any of the proceeds from the sale of the common stock by the selling security holders. Our common stock and the warrants are more fully described in the section of this prospectus entitled “Description of Securities.” Our common stock is listed on the NASDAQ SmallCap Market under the symbol “NATK.” On April 7, 2004, the closing sale price of our common stock as reported by the NASDAQ SmallCap Market was $0.91 per share.

An investment in our securities involves a high degree of risk. You should purchase our securities only if you can afford losing your entire investment. See “Risk Factors” beginning at page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Please read this prospectus carefully. It describes our company, finances, products and services. Federal and state securities laws require that we include in this prospectus all the important information that you will need to make an investment decision.

You should rely only on the information contained or incorporated by reference in this prospectus to make your investment decision. We have not authorized anyone to provide you with different information. The selling security holders are not offering these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.

The date of this prospectus is April 9, 2004.

i

The following table of contents has been designed to help you find important information contained in this prospectus. We encourage you to read the entire prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section. Some of the statements contained in this prospectus, including statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Our Business,” are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and may involve a number of risks and uncertainties. Actual results and future events may differ significantly based upon a number of factors. You should not put undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

In this prospectus, we generally refer to our parent company, North American Technologies Group, Inc., and its subsidiaries together as “we,” “our,” and “our company,” unless the context of our disclosure makes it clear that we are only referring to North American Technologies Group, Inc. We refer to our wholly owned subsidiary, TieTek Technologies, Inc. as “TieTek,” and we refer to TieTek’s subsidiary as “TieTek LLC.”

Our Company

Our principal business is the manufacture and marketing of TieTek™ products through our TieTek subsidiary. Our main product is a composite railroad crosstie composed of alternative materials that is a direct substitute for wood crossties, but with a longer life and with several environmental advantages over wood. TieTek is the leading provider of composite railroad crossties to the railroad industry.

Strategic Financings

Since 2002, our company has raised capital funds in connection with the issuance of common stock, warrants and preferred stock and through certain debt financing transactions.

In 2002, we raised net cash proceeds in the amount of $1,023,905 from the issuance of common stock and warrants. In addition, we executed a note payable convertible into 3,333,333 shares of our common stock to Avalanche Resources, Ltd., our largest stockholder, for $2,000,000 and warrants that are exercisable for 2,000,000 additional shares of our common stock.

In 2003, we raised net cash proceeds in the amount of $7,122,428 (including subscriptions receivable of $1,002,100) from the issuance of common stock and warrants. In August of 2003, we entered into a bridge loan agreement with Tie Investors, LLC in the principal amount of $2,100,000 (see “Description of Our Business—Recent Developments—Sponsor/Tie Investors, LLC Financing”).

In February of 2004, we entered into a credit facility with Tie Investors, LLC in an amount up to $14,000,000 (see “Description of Our Business—Recent Developments—Sponsor/Tie Investors, LLC Financing”). On March 8, 2004, we completed a $9.5 million private equity financing with certain institutional investors, comprised of a private placement of $7.0 million of our Series AA Convertible Preferred Stock and $2.5 million of our Series BB Convertible Preferred Stock (see “Description of Our Business—Recent Developments—Significant Capital Raises”).

It is the intention of our company to continue to raise capital in the manner described in the preceding paragraphs. For a detailed discussion of our strategic financing, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Selling Security Holders

The selling security holders were issued their equity interest in our company in connection with a variety of financing and acquisition transactions and in transactions with employees, former employees and consultants in exchange for their services. The selling security holders can offer all, some or none of their shares of our common stock, thus we have no way of determining the number they will hold after this offering. For a list of selling security holders who can sell their common stock in the company based on this prospectus, see “Selling Security Holders,” below.

RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to the other information in this prospectus, the following risk factors should be considered carefully in evaluating our company and its business. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or our future performance. Do not place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date of this prospectus. In evaluating these statements, you should review carefully various risks and uncertainties identified in this prospectus, including the matters set below and in our other Securities and Exchange Commission filings. These risks and uncertainties could cause our actual results to differ materially from those indicated in the forward-looking statements. We undertake no obligation to update or publicly announce revisions to any forward-looking statements to reflect future events or developments.

Risks Relating to Us and Our Business

We rely heavily on a single key customer

We depend on maintaining our relationship with Union Pacific Railroad Company (“Union Pacific”). Over 91% of our sales were to Union Pacific during 2003. Our ability to develop, produce and market TieTek™ crossties is dependent upon our ability to maintain our relationship with Union Pacific; accordingly, if we lost this customer, our business, financial condition and results, cash flows and operations would suffer significantly. Dependence on a single customer will make it difficult to satisfactorily negotiate attractive prices for our products and will expose us to the risk of substantial losses if Union Pacific stops conducting business with us.

Our success will depend on establishing relationships with strategic partners in addition to Union Pacific. Our ability to develop, produce, and market our products is dependent upon our ability to establish such additional relationships with other companies. We may not be able to enter into relationships with these companies on commercially reasonable terms or at all. Even if we enter into these relationships, not all such relationships may result in benefits for our company.

We expect future losses and we may not become profitable

We anticipate that we will experience significant quarterly and annual losses for the foreseeable future. We have incurred an accumulated deficit from inception to December 31, 2003 of $60,571,237. Until we are able to generate more substantial revenues from the sale of our TieTek™ crossties, we will not attain profitable operations.

We may not ever become profitable. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. We expect to significantly increase our general administrative and product production expenses, as necessary. As a result, we will need to generate significant revenues to achieve and maintain profitability.

Our lack of operating revenues and profits and our failure to raise necessary capital could restrict our growth, limit our ability to develop and market our product and hinder our ability to compete

We believe our current level of working capital is adequate for our anticipated operating levels through December 31, 2004. However, in the past, our lack of operating capital has had a negative effect on our operations. For example, on December 31, 2003 (prior to several private placements of equity securities or equity equivalents), we had negative working capital of $680,602. For the year ended December 31, 2003, we incurred a net loss of $5,232,854. This loss principally reflected the ramping up of our manufacturing operations and corporate overhead.

We have incurred an accumulated deficit from inception to December 31, 2003 of $60,571,237. Until we are able to generate more substantial revenues from the sale of our TieTek™ crossties, we will not attain profitable operations.

Although negative cash flow from operations increased in 2003, the gross margins from the increased production improved in 2003. During 2003, we incurred a cash flow deficit from operations averaging approximately $250,000 per month, most of which is attributable to TieTek. The TieTek cash flow deficit will likely decrease as production volumes increase in 2004. We believe the Tie Investors Credit Facility (see “Description of Our Business—Sponsor/Tie Investors, LLC Financing”) could fund TieTek’s planned operations to positive cash flow and possible profitability. However, TieTek will need substantial additional capital to fund the expansion of its plants and construct additional plants.

Although our current level of working capital is adequate for our current operating levels, we may need additional capital in order to fully exploit our strategic plan. Accordingly, we anticipate the need to raise significant additional funds in 2005. If we fail to obtain adequate capital,

•	our growth could be less than anticipated;

•	our ability to compete could be hindered;

•	our ability to continue our business operations at projected levels could be hindered;

•	the development of products other than TieTek™ could be limited; and

•	our ability to market our product will be limited.

Any of these consequences would have a material adverse effect on our business, financial condition and results, cash flows and operations.

To satisfy our capital requirements, we may seek to raise funds in the public or private capital markets

Our ability to raise additional funds in the public or private markets will be adversely affected if the results of our business operations are not favorable, or if our customers and potential customers are not satisfied with our TieTek™ product or future products that we develop. We may seek additional funding through corporate collaborations and other financing vehicles or from loans or investments from new or existing stockholders. This funding may not be available to us, and, even if it is generally available, it may not be on terms acceptable to us. If adequate funds are not available, our growth will be restricted, our ability to develop and market our TieTek™ product will be hindered, and our ability to compete will be hindered. As a result, we may be required to discontinue our operations, thereby eliminating stockholder equity, or we could be forced to relinquish rights to some or all of our products in return for an amount substantially less than we expended to develop such products.

We will experience competition from other companies in the industry

Our competitors include makers of railroad ties that have the potential to compete with our TieTek™ product. Many of these competitors, which include other companies, universities and research institutions, have substantially greater financial and marketing resources and capabilities. We believe such competitors will continue to improve the design and performance of their products and to introduce new technology for the production of crossties similar or superior to our technology, which may result in our product becoming less competitive or obsolete. To remain competitive, we expect to continue to invest in product development, productivity improvements and customer service and support. Our competitors could develop a more efficient product or undertake more aggressive and costly marketing campaigns than we do. These actions by our competition might adversely affect our marketing strategies and could have a material adverse effect on our business, results of operations and financial condition. Moreover, as we introduce new products, we will compete directly with a greater number of companies. We might not compete successfully against our competitors. In the face of competition, our marketing costs might increase substantially, and we could lose market share. These events (if they occur) could harm our business, financial condition and results, cash flows and operations.

See also “Description of Our Business—Competition.”

We may not be able to protect our proprietary rights and may infringe on the proprietary rights of others

We own patents on the TieTek™ technology, and we also rely on secrecy and confidentiality agreements to maintain the confidentiality of (and our proprietary rights in) our technology. We have applied for additional patent coverage regarding the TieTek™ technology and its manufacturing process. It is possible, however, that the U.S. Patent and Trademark Office will not grant our patent applications. It is also possible, that our efforts to establish and protect patents and other proprietary rights will not be enough to prevent others from imitating our products. Our efforts might not be enough to prevent others from taking action against us (such as blocking us from selling our products) if a court were to find that we violated someone else’s proprietary rights. Despite our best efforts, it is further possible that other persons could assert rights in, or ownership of, patents and other proprietary rights that we believe to be ours. If these conflicts occur, we might not be able to resolve them in a way that is satisfactory to us or our business. If we are unable to maintain our technology as confidential and proprietary to our company, there is significant risk that our financial condition and results of operations could be materially and adversely harmed.

We license some of our technology (see “Description of Our Business—Sales and Marketing—Licensing Arrangements”), and we are applying for patents related to some of the licensed technology. These applications, like any applications we file, could be rejected. You should bear in mind that our rights in our issued and pending patents will transfer to TieTek LLC when our stockholders approve our loan and related arrangements with Tie Investors LLC (see “Description of Our Business—Recent Developments—Sponsor/Tie Investors, LLC Financing”). Our partner in TieTek LLC’s business has the right to designate a majority of the members of its board of managers, so that partner is in a position to control such technology for the foreseeable future.

We may seek licenses to other persons’ technology in order to develop, manufacture and market certain technologies in the future. However, we may not be able to obtain necessary licenses to do this, or these licenses may not be available on terms that are acceptable to us our business. Even if these licenses are available, the patents or proprietary rights underlying the licenses may ultimately prove to be invalid or unenforceable.

We may not be able to manage our growth effectively

Our growth will continue to place a significant strain on our managerial, operational, and financial resources. If we fail to manage our growth effectively, our business, financial condition and results, cash flows and operations could be harmed substantially. Significant additional growth will be necessary for us to achieve our plan of operation.

We do not have complete control over the assets of TieTek LLC

In connection with the Sponsor/Tie Investors financing (see “Description of Our Business—Recent Developments—Sponsor/Tie Investors, LLC Financing”), we transferred all assets relating to TieTek’s business (including equipment and intellectual property) to TieTek LLC. These assets now comprise all of TieTek LLC’s operating assets. TieTek LLC is governed by its board of managers, a majority of which is elected by Sponsor. In other words, Sponsor controls TieTek LLC’s operating assets and related technology. It is possible that disagreements between us and Sponsor could arise regarding the operation of TieTek LLC’s business. Without full control of TieTek LLC, these conflicts may be resolved unfavorably to us, our business and our interests.

Our interest in TieTek LLC may be severely diluted if Sponsor exercises its option

As part of the Sponsor/Tie Investors financing (see “Description of Our Business—Recent Developments—Sponsor/Tie Investors, LLC Financing”), we granted Sponsor an option to purchase 49.9% of the equity ownership in TieTek LLC for $5.0 million (subject to a reduction to reflect payments by TieTek LLC to the royalty holders, as described in “Description of Our Business—Recent Developments—Restructuring of Payments to Royalty Holders”). This option is exercisable between February 6, 2006 and February 5, 2011. If Sponsor exercises its option, and we are unable to exercise our right to purchase the remaining interest in TieTek LLC within one year, our interest in TieTek LLC will be severely diluted.

We may have to directly compete with Sponsor

It is possible that we, Sponsor and/or our affiliates will want to participate in new business opportunities involving either the building of additional railroad crosstie plants or the manufacture of other related products using the patents or technology currently owned by TieTek LLC (which we refer to as a “new business opportunity”). If this occurs, and the new business opportunity requires additional equity or debt to exploit the opportunity, Sponsor and our company each have the option of contributing such required equity or debt on a near equal basis (49.9% by Sponsor, 50.1% by us). If either Sponsor or we decline to participate in providing a ratable portion of such financing, the party that agreed to participate may elect to provide all of the financing and pursue the new business opportunity on its own, in exchange for the payment of a fair royalty (5% of gross revenues unless agreed otherwise) for the use of any patents or other technology utilized by it in the exploitation of such new business opportunity. As a result, if we are unable or unwilling to participate in any new business opportunity, Sponsor will have the effective right to compete with us using TieTek LLC’s technology. It is very possible that the royalty payments we would receive under these circumstances would be insufficient compensation for any lost opportunity to participate in a new business opportunity.

There are now contractual limits on our ability to pursue our historical business

We are required to bring to TieTek LLC any opportunities with respect to manufacturing or sale of crossties or other structural composites before exploiting such opportunities ourselves. Accordingly, we are prohibited from engaging in our historical business (except in conjunction with Sponsor).

We depend on key personnel

Historically, we have relied heavily on the services of our founder Dr. Henry Sullivan for our success. Dr. Sullivan is now the president of TieTek LLC and no longer holds officer or director positions with North American Technologies Group, Inc. Although others in our organization are fulfilling Dr. Sullivan’s former responsibilities, Dr. Sullivan’s inability to continue to serve TieTek LLC (or the rest of our company) for any reason would harm our business. Dr. Sullivan has not entered into an employment agreement with either North American Technologies Group, Inc. or TieTek LLC. We maintain a “key man” life insurance policy in the amount of $3.0 million on Dr. Sullivan, and North American Technologies Group, Inc. is the beneficiary of that policy.

We will need additional sales and marketing resources

We intend to market our TieTek™ crosstie and other related products in the U.S. as well as other parts of the world. Typically, we sell to senior level technical and purchasing officials. To successfully market to the smaller railroads in the future, we must either develop a sales force or license distribution rights to third parties with railroad expertise. We might not be able to build such a sales force or find appropriate licensees. It is possible that our sales and marketing efforts will be unsuccessful.

The cost of our raw material may be subject to price fluctuations

The prices for the raw materials that we use to manufacture the TieTek™ product and our other products are subject to price fluctuations. We may not be able to adjust our product prices, especially in the short-term, to recover the costs of increases in such raw materials. If we cannot pass on higher raw material costs to our customers, our future profitability may be negatively affected.

Interruptions of supplies from our key suppliers may affect our results of operations and financial performance

Interruptions of supplies from our key suppliers of raw materials could disrupt production or impact our ability to increase production and sales. We use a limited number of sources for most of the other raw materials that we use. We do not have long-term or volume purchase agreements with most of our suppliers, and may have limited options in the short term for alternative supply if our suppliers fail to supply our materials or components. If we are forced to find alternative supply sources, identifying and accessing these sources would probably increase our costs.

Our business may be subject to international risks

We are pursuing opportunities to license our technologies in foreign countries, including India, Australia and Mexico. Risks inherent in international operations include

•	unexpected changes in regulatory requirements;

•	export restrictions;

•	tariffs and other trade barriers;

•	differences in technology standards and business practices;

•	longer payment cycles and problems in collecting accounts receivable;

•	political instability; and

•	changes in currency exchange rates, currency exchange controls and potentially adverse tax consequences.

Risks Relating to our Common Stock

Our common stock will be diluted upon the exercise of certain option and warrants

We are authorized to issue 150,000,000 shares of common stock, of which 69,010,654 shares were outstanding as of April 7, 2004. We may be required to issue up to 28,472,387 additional shares of common stock upon conversion of our preferred stock (10,648,144 shares), the exercise of outstanding options (1,029,722 shares) and warrants (16,794,521 shares). Issuing this number of shares will significantly dilute our existing stockholders. Furthermore, sales of substantial amounts of our common stock in the public market could have an adverse effect upon the market price of our common stock and make it more difficult for us to sell equity securities at prices we deem appropriate. Our common stock might be diluted in the future

If we choose to (or need to) raise additional capital, it is possible that we will do so on terms that result in dilution of our stockholders’ ownership and voting interest in our company.

The application of the “penny stock” rules could adversely effect the market price of our common stock

As long as the trading price of our common stock is below $5.00 per share, the open-market trading of our common stock will be subject to the “penny stock” rules. The “penny stock” rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser’s written consent to the transaction before the purchase. For any transaction involving a penny stock (unless exempt) the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, the broker-dealer must send monthly statements disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability of broker-dealers to sell our common stock and, by extension, may restrict a stockholder’s ability to resell our common stock.

You should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

•	control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

•	manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons;

•	excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and

•	the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, together with the resulting inevitable collapse of those prices and with consequent investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent these patterns from affecting our securities.

The price of our common stock is volatile

The market prices of securities of developing companies such as ours have been historically volatile. Future announcements concerning our major customers or our competitors, the results of product testing, technological innovations or commercial products, government regulations, developments concerning proprietary rights, litigation and public concern as to the safety of our products may have a significant impact on the market price of the shares of our common stock. In addition, our share price may be affected by sales by existing stockholders. Because of these factors, the market price of our common stock may be highly volatile. See “Market For Common Equity and Related Stockholder Matters—Market Information.”

We do not anticipate paying dividends in the foreseeable future

We have not paid dividends on our common stock and do not anticipate paying dividends in the foreseeable future.

Other Risks Relating to an Investment in our Company

We are responsible for the indemnification of our officers and directors

Our bylaws provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney’s fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf. This indemnification policy could substantially increase our expenses, and we may never be reimbursed for these expenses.

Classified Board; Delaware Anti-Takeover Law

We have classified our board of directors into three classes, with the members of one class (or approximately one-third of the board) elected each year to serve a three-year term. The classified board of directors makes it more difficult to change majority control of the board, which may discourage attempts by third parties to make a tender offer or otherwise obtain control of our company, even if such attempts would be beneficial to our stockholders.

We are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware (the “GCL”), an anti-takeover law. In general, the law prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” is defined to include mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is defined as a person who, together with its affiliates and associates, owns (or, within three years, did own) 15% or more of the corporation’s voting stock. The supermajority voting provisions in our bylaws and the provisions regarding certain business combinations under the GCL could have the effect of delaying, deferring or preventing a change in control or the removal of existing management. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market prices.

We are controlled by a small number of stockholders

The majority of our capital stock is held by a small number of stockholders. As a result, these stockholders may have the ability to control all matters submitted to the stockholders for approval, including the election and removal of directors, amendments to our certificate of incorporation and the approval of any merger, consolidation or sale of all or substantially all of our assets. See “Security Ownership of Certain Beneficial Owners and Management.”

Terrorist attacks and other attacks or acts of war may adversely affect the markets in which we operate, our operations and our profitability

The attacks of September 11, 2001, and subsequent events, including military action in Iraq, has caused and may continue to cause instability in our markets and have led and may continue to lead to, further armed hostilities or further acts of terrorism worldwide. These hostilities and other acts could cause further disruption in our markets. Acts of terrorism may impact our operations, or those of our customers or suppliers and may further limit or delay purchasing decisions of our customers. Depending on their magnitude, acts of terrorism or war could harm our business, financial condition and results, cash flows and operations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling security holders. If the selling security holders holding warrants choose, in their sole discretion, to exercise any of their warrants, we would receive the proceeds from the exercise price. We intend to use the proceeds from the exercise of for working capital and general corporate purposes.

SELLING SECURITY HOLDERS

The following table provides certain information with respect to the selling security holders’ beneficial ownership of our securities as of the date of this prospectus. The selling security holders can offer all, some or none of their shares of our common stock, thus we have no way of determining the number they will hold after this offering. Therefore, we have prepared the table below assuming that the selling shareholders will sell all shares covered by this prospectus. Except for the following persons, none of the selling security holders are our affiliates, and none of them had material relationships with us during the past three years:

•	Avalanche Resources, Ltd. (an entity controlled by Kevin C. Maddox and Franklin A. Mathias);

•	Kevin C. Maddox (our president, chief executive officer and a director);

•	Franklin A. Mathias (our chairman and a director)

•	Tim R. Reeves (a director);

•	Deadbroke Investments, L.P. (a limited partnership controlled by Mr. Reeves); and

•	Allen M. Snelling (our director of corporate finance).

Except for Mr. Snelling (who is affiliated with Spencer Trask), none of the selling security holders are or were affiliated with registered broker-dealers. See “Plan of Distribution.”

Name	Number of Shares Beneficially Owned Before Offering (1)	Number of shares of Common Stock	Number of shares exercised via Warrants	Number of Shares Being Offered	Number of Shares Beneficially Owned After Offering (2)
					Number of Shares	Percentage
Common Stock sold since 1/1/2003:
Crestview Capital Master, LLC	2,916,666	2,916,666	—	2,916,666	—	—
Richard P. Kiphart	833,333	833,333	—	833,333	—	—
Ed Chalupa	666,667	666,667	—	666,667	—	—
Joe Bolin	604,000	604,000	—	604,000	—	—
CD Investment Partners, Ltd	416,666	416,666	—	416,666	—	—
Bert and Holly Godwin	514,500	368,000	146,500	514,500	—	—
TUG, LLC	226,666	226,666	—	226,666	—	—
GBS Finance LLC	208,333	208,333	—	208,333	—	—
Simon Wolf	200,000	200,000	200,000	400,000	—	—
Deadbroke Investments, LP (3)	610,000	169,000	331,000	500,000	110,000	0.2%
Desideratum, LP	333,334	166,667	166,667	333,334	—	—
Lori Gouldin	250,000	166,667	83,333	250,000	—	—
Dorothy H. Savage Family Trust	260,694	130,347	130,347	260,694	—	—
Patricia Darlene Franklin	149,332	149,332	—	149,332	—	—
Vincente M. Juan Ind & PSP	100,000	100,000	—	100,000	—	—

Name	Number of Shares Beneficially Owned Before Offering (1)	Number of shares of Common Stock	Number of shares exercised via Warrants	Number of Shares Being Offered	Number of Shares Beneficially Owned After Offering (2)
					Number of Shares	Percentage
Clyde or Gerry Earnest	100,000	100,000	100,000	200,000	—	—
Tina G. Delgallo SEP	85,000	85,000	—	85,000	—	—
Miguel A. Berastain Family Ltd	170,000	85,000	85,000	170,000	—	—
Frost National Bank TTE/ENT Bay Area	170,000	85,000	85,000	170,000	—	—
Hammerick Family Partnership	85,000	85,000	—	85,000	—	—
Thomas W. Edwards SEP/PSP	84,000	84,000	—	84,000	—	—
Jose M. or Margaret Duran	83,333	83,333	—	83,333	—	—
Jerome F Ziarko	166,666	83,333	83,333	166,666	—	—
Virginia McAlester	164,000	82,000	82,000	164,000	—	—
Savage Family Trust	162,120	81,060	81,060	162,120	—	—
Octavio Garcia, SH 401-k Plan	75,000	75,000	—	75,000	—	—
Bernard M. Seger	140,000	70,000	70,000	140,000	—	—
John W. Roberts	140,000	70,000	70,000	140,000	—	—
Michael A. Jaindl	133,332	66,666	66,666	133,332	—	—
RBC Dain Rauscher FBO Steven Osterloh	114,500	57,250	57,250	114,500	—	—
Morgan Stanley FBO John C. Jenkins	100,000	50,000	—	500,000	—	—
Al Kline	100,000	50,000	50,000	100,000	—	—
Charles R. Kirkum	100,000	50,000	50,000	100,000	—	—
Surgical Assoc. FBO Thomas M. Townsend	100,000	50,000	50,000	100,000	—	—
Surgical Assoc. FBO Thomas Austgen	100,000	50,000	50,000	100,000	—	—
S. Brent Brotzman	100,000	50,000	50,000	100,000	—	—
Smith & Walker Partners	50,000	50,000	—	50,000	—	—
Richard Leggio	50,000	50,000	—	50,000	—	—
Elliot J. Brody Revocable Trust	100,000	50,000	50,000	100,000	—	—
Big Bear Oil Field	50,000	50,000	—	50,000	—	—
Enrique Adsuar and Gloria Gonzalez	100,000	50,000	50,000	100,000	—	—
Charles Chapman	100,000	50,000	50,000	100,000	—	—
David and Dorcas Collins	50,000	50,000	—	50,000	—	—
Stephen Earnest	100,000	50,000	50,000	100,000	—	—
Teresa Mathias	100,000	50,000	50,000	100,000	—	—
Franklin A. Mathias (4)	158,824	50,000	50,000	100,000	58,824	0.1%
Gerald and Valerie Sauser	100,000	50,000	50,000	100,000	—	—
Marvin and Phyllis Franklin	100,000	50,000	50,000	100,000	—	—
Andrew J. Conrad	50,000	50,000	—	50,000	—	—
John and Barbara Ritz	100,000	50,000	50,000	100,000	—	—
Samuel Wilson	50,000	50,000	—	50,000	—	—
Tim R. Reeves Roth IRA (5)	208,967	47,000	118,333	165,333	43,634	0.1%
Paul Getty	83,334	41,667	41,667	83,334	—	—
John and Jana Jenkins	40,000	40,000	—	40,000	—	—
Howard Levin	40,000	40,000	—	40,000	—	—
Dewaay Holding Co. LP	80,000	40,000	40,000	80,000	—	—
S. Robert Ginsberg	40,000	40,000	—	40,000	—	—
W. R. Harris, Jr. Trust	77,230	38,615	38,615	77,230	—	—

Name	Number of Shares Beneficially Owned Before Offering (1)	Number of shares of Common Stock	Number of shares exercised via Warrants	Number of Shares Being Offered	Number of Shares Beneficially Owned After Offering (2)
					Number of Shares	Percentage
Monard L. Kinman, Jr	33,334	33,334	—	33,334	—	—
Sam Reeves	50,001	33,334	16,667	50,001	—	—
Ann Andrew Revocable Trust	60,000	30,000	30,000	60,000	—	—
Christine Canterbury	30,000	30,000	—	30,000	—	—
William D. and Betty M. McGavern	56,666	28,333	28,333	56,666	—	—
Dudley D. Taylor	56,000	28,000	28,000	56,000	—	—
GO Resources Corporation	25,000	25,000	—	25,000	—	—
Philip Kubik	25,000	25,000	—	25,000	—	—
David S. Murphy	25,000	25,000	—	25,000	—	—
Kevin W. Gadd	20,000	20,000	—	20,000	—	—
Ronald D. Miller	40,000	20,000	20,000	40,000	—	—
Robert Bennett	16,666	16,666	—	16,666	—	—
Josephine Mitchell	26,667	16,667	10,000	26,667	—	—
William A. Borah	16,666	16,666	—	16,666	—	—
Mark Nelson	10,333	10,333	—	10,333	—	—
Maurice and Mary Baldwin Trust	10,000	10,000	—	10,000	—	—
Alice Fanucchi	10,000	10,000	—	10,000	—	—
Ken and Barbara Quayle	10,000	10,000	—	10,000	—	—
Grover C. Rains	10,000	10,000	—	10,000	—	—
Harry and Anita Swanstrom	10,000	10,000	—	10,000	—	—
Lynette Waltner	13,000	10,000	3,000	13,000	—	—
Lin and Sue Peterson	10,000	10,000	—	10,000	—	—
Clark Living Trust	10,000	10,000	—	10,000	—	—
Mary Davidson Living Trust	10,000	10,000	—	10,000	—	—
Dale R. Klinger	10,000	10,000	—	10,000	—	—
Melvin M. Grumbach	20,000	10,000	10,000	20,000	—	—
Pauline and Roy Moritz	10,000	10,000	—	10,000	—	—
Cleo Haddock	4,166	4,166	—	4,166	—	—
Raich Enterprises	7,000	3,500	3,500	7,000	—	—
Brian Biddulph	3,000	3,000	—	3,000	—	—
Flavio and Jennifer Bryer	1,666	1,666	—	1,666	—	—
Totals:		10,342,933	2,962,271	13,269,204

Warrants Exercised:
Philip G. Allen	200,000	—	200,000	200,000	—	—
Hugh Clique	104,353	—	22,000	22,000	82,353	0.1%
Marion and Harold Godwin	1,500	—	1,500	1,500	—	—
Grace A. Godwin	1,500	—	1,500	1,500	—	—
Ellie M. Godwin	1,500	—	1,500	1,500	—	—
Cameron A. Morris	1,000	—	1,000	1,000	—	—
Emma D. VanDaele	1,000	—	1,000	1,000	—	—
Allen M. Snelling (6)	35,000	—	35,000	35,000	—	—
Totals:			263,500	263,500

Name	Number of Shares Beneficially Owned Before Offering (1)	Number of shares of Common Stock	Number of shares exercised via Warrants	Number of Shares Being Offered	Number of Shares Beneficially Owned After Offering (2)
					Number of Shares	Percentage
Shares registered for services:
David K. Bissinger	3,750	3,750	—	3,750	—	—
Sashe D. Dimitroff	7,825	7,825	—	7,825	—	—
Thomas M. Fulkerson	155,075	155,075	—	155,075	—	—
Kelly J. Kirkland	14,425	14,425	—	14,425	—	—
Ralph A. Midkiff	22,700	22,700	—	22,700	—	—
Jack O’Neill	51,200	51,200	—	51,200	—	—
John E. O’Neill	50,550	50,550	—	50,550	—	—
Jesse R. Pierce	27,350	27,350	—	27,350	—	—
Reagan D. Pratt	6,600	6,600	—	6,600	—	—
Mark A. White	8,050	8,050	—	8,050	—	—
Margaret A. Wilson	3,750	3,750	—	3,750	—	—
Michael M. Wilson	148,725	148,725	—	148,725	—	—
Campbell & Riggs, PC	100,000	100,000	—	100,000	—	—
Cynthia R. Levine Moulton	250,000	250,000	—	250,000	—	—
Jeffrey D. Meyer	250,000	250,000	—	250,000	—	—
Kevin C. Maddox	1,342,794	1,342,794	—	1,342,794	—	—
Totals:		2,442,794		2,442,794

Shares underlying Unexercised Warrants:
Crestview Capital Master, LLC	2,916,666	—	2,916,666	2,916,666	—	—
Richard P. Kiphart	833,333	—	833,333	833,333	—	—
Dean Ledger	500,000	—	500,000	500,000	—	—
CD Investment Partners, Ltd	416,666	—	416,666	416,666	—	—
Pacific Summit Securities	488,740	—	488,740	164,666	—	—
Avalanche Resources	3,700,0000	—	3,700,000	3,700,0000	—	—
Kevin C. Maddox	19,768	—	19,768	19,768	—	—
Allen M. Snelling (6)	110,000	—	110,000	110,000	—	—
Totals:			8,985,173	8,985,173

Shares underlying Preferred:
Rooster LP	2,002,518	1,388,888	613,630	2,002,518	—	—
Midsummer Investment, Ltd	5,339,863	3,703,703	1,636,160	5,339,863	—	—
Crestview Capital Master, LLC	1,335,011	925,925	409,086	1,335,011	—	—
Richard P. Kiphart	333,753	231,481	102,272	333,753	—	—
CD Investment Partners, Ltd	333,753	231,481	102,272	333,753	—	—
Crestview Capital Master, Ltd	4,166,666	4,166,666	—	4,166,666	—	—
Pacific Summit Securities	—	—	—	—	—	—
Totals:		10,648,144	2,863,420	13,511,564

Other Shares to be registered:
Avalanche Resources, Ltd	32,778,786	10,000,000	—	10,000,000	22,778,786	33.0%
Totals:		33,433,871	14,998,364	48,472,235

(1)	The number and percentage of share beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which each selling security holder has sole or shared voting power or investment power and also any shares which the selling security holder has the right to acquire within 60 days.
(2)	Assumes that all shares will be resold by the selling security holders after this offering.
(3)	Deadbroke is controlled by Tim R. Reeves, one of our directors.
(4)	Franklin A. Mathias is our chairman.
(5)	Tim R. Reeves is one of our directors.
(6)	Allen M. Snelling is our Director of Corporate Finance.

PLAN OF DISTRIBUTION

Each selling security holder is free to offer and sell his or her common stock at such times, in such manner and at such prices as he or she may determine. As used in this prospectus, “Selling Security Holders” includes the pledgees, donees, transferees or others who may later hold the selling security holders’ interests in our common stock. We will pay the costs and fees of registering the common stock, but each selling security holders will pay their own brokerage commissions, discounts or other expenses relating to the sale of the common shares. We will not receive the proceeds from the sale of the shares by the selling security holders, except in the event that a selling security holder exercises any warrants. Although the selling security holders are not required to exercise their warrants, if they do so, we will receive the proceeds from the warrant exercise.

The selling security holders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; and

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus. Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling security holders have informed us that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay all fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL PROCEEDINGS

The following discussion addresses all known or anticipated material legal proceedings commenced by or against our company or any of its affiliates:

Bank of America Capital Investors

On June 2, 2003, we reached an agreed settlement and mutual release with certain of the defendants in the lawsuit initially filed on October 23, 2002 against certain of our directors and Bank of America Capital Investors (“BACI”). The suit, known as North American Technologies Group, Inc. v. Douglas C. Williamson, Travis Hain, Bank of America Capital Investors d/b/a/ of BA Capital Company, L.P., BA SBIC Management, L.L.C., and Bank of America Corporation, in the 333rd Judicial District Court of Harris County, Texas, No. 2002-54476, sought recovery of an unspecified amount of actual and punitive damages from the defendants as a result of their alleged breaches of fiduciary duty. We reached a settlement with all defendants except for Mr. Williamson. Under the settlement, we purchased 7,466,643 shares of our 5% convertible preferred stock from BACI for $875,000 cash. We incurred $207,588 of cash expenses and issued 1,100,000 shares of common stock valued at $1.04 per share for legal services associated with the BACI lawsuit. In return, each of the parties to the BACI lawsuit, except for Mr. Williamson, released one another from any claims that were or could have been made in the suit, and the court dismissed the BACI lawsuit.

On July 23, 2003, Mr. Williamson filed a suit known as Douglas C. Williamson v. Kevin C. Maddox, Franklin A. Mathias, Avalanche Resources, Ltd., Robert E. Chain, Dean L. Ledger, Tim R. Reeves and Henry W. Sullivan, in the 101st Judicial District Court of Dallas County, Texas, No. 0307404, seeking compensatory and special damages, punitive and/or exemplary damages and attorney’s fees for alleged breaches of fiduciary duty by the named defendants arising out of misstatements in the proxy statement, and for libel, defamation, breach of contract and tortious interference with contract. In March 2004, we reached an agreement with Mr. Williamson under which both sides released their claims against one another and the BACI entities and employees. The court dismissed all remaining litigation among these parties.

We may become involved in various legal actions arising in the normal course of business. We maintain insurance for this purpose.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names, ages, and positions of our directors and officers.

Name	Age	Position Held	Officer/Director since
Robert E. Chain (Class I Director)	52	Director	2001

Tim R. Reeves (Class I Director)	40	Director	2001

Kevin C. Maddox (Class II Director)	51	Director; Chief Executive Officer	2001

Franklin A. Mathias (Class II Director)	78	Director; Chairman of the Board	2001

John C. Malone (Class III Director)	50	Director	2003

John N. Bingham	50	Acting Chief Financial Officer	2004

Henry W. Sullivan	64	President and Chief Executive Officer of TieTek LLC	1999

The directors named above will serve until the next annual meeting of our stockholders or until their successors are duly elected and have qualified. Directors will be elected for three-year terms at the annual stockholders meeting. Officers hold their positions for as long as the board of directors approves of their service, absent any employment agreement (and none currently exists). There is no arrangement or understanding between any of our directors or officers and any other person under which any director or officer was or is to be selected as a director or officer. There is no arrangement, plan or understanding as to whether non-management stockholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management stockholders that may directly or indirectly participate in or influence the management of our affairs.

Biographical Information

Class I Directors

Robert E. Chain, 52, is president of Chain Oil & Gas, Inc. and has been with that company since 1986. Since February 1991 he has also served as president of Sawtooth, Inc., an oil and gas production company. His career in oil and gas acquisition and development began in 1984. Mr. Chain also serves as a director of Pinwah Pines, a real estate development company. Mr. Chain earned a BS/BA degree in Biophysics and Chemistry from Trinity University.

Tim R. Reeves, 40, is the manager of Stoneridge LLC, a privately held company engaged in the mortgage business. Mr. Reeves was formerly Executive Vice President and a major shareholder of Allied Claims Solutions, LLC of Dallas, Texas from 2001 until 2003. He was previously a Vice President at Western International from 1998 to 2001. Mr. Reeves has been an executive or principal in ranching, real estate development, construction, oil and gas development and banking since completing his BS degree from Tarleton State College. He currently serves as a director and chairman of the Financial Development Committee of Disability Resources, Inc. and Just For Kids Preschool in Abilene, Texas.

Class II Directors

Kevin C. Maddox, 51, served as the chief financial officer of North American Technologies Group, Inc. from January 2002 until January 2004 when he was named chief executive officer. He is also president and chief executive officer of Avalanche Resources, Ltd., a private venture firm which is our company’s largest stockholder, and has been in that position since June 1996. Mr. Maddox has ten years of experience in venture capital formation, nine years of experience in securities brokerage and investment management, and fourteen years of experience in public accounting, including positions with KPMG Peat Marwick, Deloitte and Touche and the Internal Revenue Service. Mr. Maddox is a director of Sawtooth, Inc, a privately held company engaged in oil and gas production. Mr. Maddox is a certified public accountant, a certified financial planner and a registered investment advisor. Mr. Maddox earned a BBA-Accounting from the University of Texas.

Franklin A. Mathias, 78, chairman of the board, is an investor living in San Juan, Puerto Rico and a shareholder of Avalanche Resources, Ltd., our largest stockholder. He retired in 1988 from a 37-year career with ConAgra, Inc., having served as president of Molinos de Puerto Rico, Con Agra’s largest subsidiary at that time. Mr. Mathias served as a director of Banco Popular, a $35 billion bank in Puerto Rico, from 1988 until 1998. He also served as president and chairman of Junior Achievement of Puerto Rico for ten years.

Class III Director

John C. Malone, 50, is an attorney and certified public accountant who has worked in the auditing and accounting field since 1975, and brings extensive knowledge of accounting and financial reporting to our board. Mr. Malone formed his own accounting firm in 1982 and, since 1996, has been a principal of Malone & Bailey, PLLC. Mr. Malone received his BBA, cum laude, from University of North Texas in 1975 and his J.D. from South Texas College of Law in 2000. Mr. Malone is the Company’s independent financial expert serving on our audit committee as chairman.

Executive Officers

John N. Bingham, 50 has served as the acting chief financial officer of North American Technologies Group, Inc. since January 2004. Mr. Bingham is the principal of Slash Pine Ventures, LLC, a financial and management advisory firm that specializes in public companies. Slash Pine’s recent clients include Metals USA (NASDAQ: MUSA) and Input/Output, Inc. (NYSE: IO). Slash Pine previously provided Mr. Bingham’s services as acting chief financial officer of North American Technologies Group, Inc. from December 2000 to January 2002. Before December 2000, Mr. Bingham was the principal financial or accounting officer of three public companies. Mr. Bingham is a certified public accountant and earned a BS in accounting from the University of Houston at Clear Lake City.

Henry W. Sullivan, 64, became the president of TieTek LLC in February 2004. Dr. Sullivan was the president and chief executive officer and a director of North American Technologies Group, Inc. from January 1999 until his resignation in January 2004. Before joining North American Technologies Group, Inc., Dr. Sullivan was employed by Huntsman Chemical and Shell Oil Company in various positions, most recently as vice president of Shell Chemical Company. He currently serves as a director of the Sarkeys Energy Center at the University of Oklahoma. Dr. Sullivan holds a Bachelors degree in Chemical Engineering from Cooper Union, and Masters and Ph.D. degrees in Chemical Engineering from New York University.

There are no family relationships among the foregoing directors and executive offices. None of the directors or executive officers has, during the past five years:

(a)	Had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b)	Been convicted in a criminal proceeding or subject to a pending criminal proceeding;

(c)	Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; and

(d)	Been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of April 7, 2004 certain information with respect to the beneficial ownership of our common stock by (i) any person we know to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each director and named executive officer; and (iii) all current directors and executive officers as a group. As of April 7, 2004, there were 69,010,654 shares of common stock outstanding. To our knowledge, each of the persons named in the table below has sole voting and investment power with respect to all shares beneficially owned by them, except as described in the footnotes following the table and except to the extent authority is shared by spouses under applicable community property laws. Except for Avalanche, the address for the persons named in the table below is 14315 West Hardy Road, Houston, Texas 77060.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned (1)		Approximate Percent of Class (if more than 1%)
Avalanche Resources, Ltd.	36,478,786	(2)	50.2%
8 Saddlewood Estates
Houston, TX 77024

Kevin C. Maddox	37,841,348	(2)	52.0%

Franklin A. Mathias	36,696,434	(2)	50.4%

Tim R. Reeves	1,014,917	(3)	1.5%

Robert E. Chain	6,008		*

John C. Malone	—		*

Henry W. Sullivan	1,006,528	(4)	1.4%

All directors and executive officers as a group (8 persons)	40,163,449	(5)	57.6%

*	Less than 1%.
(1)	The column sets forth shares of common stock which are deemed to be “beneficially owned” by the persons named in the table under Rule 13d-3 of the Securities and Exchange Commission, including shares of common stock that may be acquired upon the exercise of stock options or warrants that are presently exercisable or become exercisable within 60 days, as follows: Mr. Maddox—19,768 common shares, Mr. Mathias—58,824 common shares; Mr. Reeves—135,950 common shares; Mr. Chain—2,354 common shares; Dr. Sullivan—452,222 common shares, and all current executive officers and directors as a group—709,118 common shares.
(2)

In addition to the 32,778,786 shares of common stock and warrants to purchase 3,700,000 additional shares owned of record and beneficially by Avalanche, Mr. Mathias, our chairman and a director and a stockholder of Avalanche, owns 158,824 shares of common stock and a warrant to purchase an additional 58,824 shares of common stock. Mr. Maddox, our president and chief executive officer and a director (as well as the majority stockholder of Avalanche) owns 1,342,794 shares of common stock and a warrant to purchase an additional 19,768 shares of common stock.
(3)	Mr. Reeves beneficially owns 208,967 shares of common stock and warrants to purchase an additional 135,950 shares of common stock; in addition, as a general partner of Deadbroke Investments, L.P., Mr. Reeves is deemed to beneficially own 610,000 shares and a warrant to purchase 60,000 shares.
(4)	Dr. Sullivan is deemed to beneficially own 905,851 shares of common stock by virtue of his position as a principal executive officer of Dune Holdings, LLC, which owns 138,078 shares of common stock, and of Thor Ventures, LLC, which owns 267,773 shares of common stock. Dr. Sullivan’s holdings include 124,455 shares owned through a profit sharing plan and personal holdings for the benefit of Dr. Sullivan in addition to those shares referred to in footnote 1 above. Dr. Sullivan resigned his position as president, chief executive officer and director of North American Technologies Group, Inc. to become a member of board of managers and president of TieTek, LLC. Mr. Maddox replaced Dr. Sullivan as the president and chief executive officer of North American Technologies Group, Inc.
(5)	This amount includes 32,778,786 shares of common stock and warrants to purchase 3,700,000 shares beneficially owned by Messrs. Maddox and Mathias through Avalanche as well as 610,000 shares and a warrant to purchase 60,000 shares beneficially owned by Mr. Reeves through Deadbroke (see notes (2) and (3), above).

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 150,000,000 shares of common stock, of which 69,010,654 shares are outstanding.

Holders of common stock have equal rights to receive dividends whenever our board of directors declares them. Holders of common stock have one vote for each share held of record. There are no cumulative voting rights.

Holders of common stock are entitled upon liquidation of our company to share ratably in the net assets available for distribution, but these rights are subject the rights (if any), of holders of any preferred stock then outstanding. Our common stock is not redeemable and have no pre-emptive or similar rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

On March 8, 2004, we completed a $9.5 million private equity financing with certain institutional investors, comprised of a private placement of $7.0 million of our Series AA Convertible Preferred Stock and $2.5 million of our Series BB Convertible Preferred Stock. This prospectus covers the 10,648,144 shares of common stock issuable upon the conversion of the preferred stock. See “Description of Our Business—Recent Developments—Significant Capital Raises.”

Options and Warrants

We currently have outstanding options to purchase 1,029,722 shares of our common stock and outstanding warrants to purchase 16,794,521 shares of common stock. We issued these options and warrants in connection with a variety of financing and acquisition transactions and in transactions with employees, former employees and consultants in exchange for their services. This prospectus covers the shares of common stock issuable upon the exercise of these warrants to purchase 11,848,593 shares of our common stock. See “Part II—Information Not Required In Prospectus—Item 26. Recent Sales of Unregistered Securities.”

INTEREST OF NAMED EXPERTS AND COUNSEL

Ham Langston & Brezina, LLP audited our financial statements at December 31, 2003, as set forth in its report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on the report of Ham Langston & Brezina, LLP, given on its authority as experts in accounting and auditing.

The consolidated financial statements of North American Technologies Group, Inc. at December 31, 2002, and for the year then ended appearing in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, have been audited by Mann Frankfort Stein & Lipp CPAs, L.L.P., independent accountants, as set forth in their report thereon included therein. Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Levenfeld Pearlstein LLC has given us an opinion relating to the due issuance of the common stock being registered.

None of the experts or counsels named above own any interest in our company.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Section 145 of the Delaware General Corporation Law provides for indemnification of our company’s officers, directors, employees and agents. Section 145 permits a corporation to indemnify officers and directors for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action which they had no reasonable cause to believe was unlawful.

Our Certificate of Incorporation provides that our directors are protected from personal liability to the fullest extent permitted by law. Article 6 of our bylaws provides that the company will indemnify its officers as well as directors, to the fullest extent permitted or authorized by the Delaware General Corporation Law against all expenses, liabilities, fines and losses arising out of such person’s status as a director, officer, agent, employee or representative. Accordingly, stockholders may, under certain circumstances, have more limited recourse against our officers and directors than would be the case in the absence of such provisions. Our bylaws also provide that our company will advance any expenses incurred by an officer or director in defending a civil or criminal proceeding, provided such person agrees to repay the amounts advanced if it is ultimately determined that he or she is not entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the provisions of its governing documents, or otherwise, our company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

DESCRIPTION OF OUR BUSINESS

In this prospectus, we generally refer to our parent company, North American Technologies Group, Inc., and its subsidiaries together as “we,” “our,” and “our company,” unless the context of our disclosure makes it clear that we are only referring to North American Technologies Group, Inc. We refer to our wholly owned subsidiary, TieTek Technologies, Inc. as “TieTek,” and we refer to TieTek’s subsidiary as “TieTek LLC.” North American Technologies Group, Inc. was incorporated in Delaware on December 24, 1986.

Overview

Our principal business is the manufacture and marketing of TieTek™ products through our TieTek subsidiary. Our main product is a composite railroad crosstie composed of alternative materials that is a direct substitute for wood crossties, but with a longer life and with several environmental advantages over wood. TieTek is the leading provider of composite railroad crossties to the railroad industry. The TieTek™ crosstie has been successfully tested by a number of U.S. railroads and independent laboratories. Since the first track installation in March 1996, over 130,000 TieTek™ crossties have been installed under track in a variety of load and environmental conditions where they continue to meet performance expectations. We began commercial manufacturing and shipping of crossties from our Houston facility during the third quarter of 2000. In December 2002, we entered into an agreement to sell 1 million crossties to Union Pacific Railroad (“Union Pacific”) over a six-year period. As of December 31, 2003, we have sold over 102,000 TieTek™ crossties to Union Pacific under the new agreement (the “Union Pacific Agreement”) and a predecessor agreement. Under this agreement, Union Pacific agreed to purchase of 1 million TieTek™ crossties over a six-year period commencing January 1, 2003.

Recent Developments

New Manufacturing Facility

In August 2003, we purchased a 185,000 square foot facility on 40 acres of land near Marshall, Texas. We are currently constructing two new manufacturing lines at this facility that we expect will be capable of producing up to 24,000 TieTek™ crossties per month. The Marshall facility is on a main Union Pacific rail line and will principally service the Union Pacific Agreement. This facility contains significant infrastructure to support the manufacturing lines, including a rail spur, truck docks and overhead cranes. We anticipate the manufacturing lines will be capable of operating at full-scale production by the end of the second quarter of 2004. Further, we anticipate constructing additional capacity in the future at our Marshall facility.

Sponsor/Tie Investors, LLC Financing

In August 2003, we entered into an initial financing agreement with Tie Investors, LLC, a company affiliated with Sponsor Investments, LLC, under which Tie Investors loaned us $2.1 million (the “Bridge Loan”). We used the proceeds of the Bridge Loan to complete the acquisition of our new manufacturing facility in Marshall, Texas and to fund the repurchase of shares of our common stock in connection with the settlement of the BACI Lawsuit (See “Legal Proceedings”).

In February 2004, our company, TieTek and TieTek LLC entered into a new loan agreement with Tie Investors providing for revolving loans of up to $14 million (the “Tie Investors Credit Facility”) to be used to finance the operations of TieTek LLC. The principal terms of the Tie Investors Credit Facility are as follows:

•	We must repay the principal balance and all accrued but unpaid interest in February 2014.

•	We must make interest payments on the loan principal amount outstanding on the first day of each calendar quarter at a variable rate of 500 basis points over the prime rate.

•	As security for payment of these loans, TieTek pledged all plant, equipment and intellectual property relating to its crosstie operations.

On February 11, 2004, we drew approximately $9.1 million under the Tie Investors Credit Facility to fund construction of our two production lines in Marshall, to make improvements to our Houston facility, to fund operations at both facilities (including reimbursements to our company for amounts previously spent for such purposes) and to repay the Bridge Loan in full. As of April 8, 2004, we still had the ability to borrow up to an additional $4.9 million under the Tie Investors Credit Facility.

As further consideration for the Tie Investors Credit Facility, TieTek granted Sponsor the option (but not the obligation) (the “Sponsor Option”) to purchase up to 49.9% of the membership interests in TieTek LLC for $5 million at any time between February 5, 2006 and February 5, 2011 (such option price is subject to reduction as described below under “—Restructuring of Payments to Royalty Holders”). If Sponsor exercises the Sponsor Option, our company will have one year from the exercise date either to sell its interest in TieTek LLC to Sponsor (at an offering price Sponsor specifies) or to purchase Sponsor’s interest in TieTek LLC at the same offering price.

Sponsor currently controls a majority of the TieTek LLC board of managers and has the right to receive certain fees and distributions from TieTek LLC. Our arrangements with Sponsor further prohibit us and Sponsor from competing with TieTek LLC and from pursuing new business expansion opportunities without first offering such business opportunities to TieTek LLC. Opportunities subject to this right of first offer include the building of additional railroad crosstie manufacturing lines or plants and the manufacture of related products using the patents or technology owned by TieTek LLC. If our company or Sponsor is unable or unwilling to provide the financing necessary to pursue such business opportunity, the other party may pursue such business opportunity for its own interest, but must pay TieTek LLC a royalty of 5% (or as otherwise agreed) of any revenues generated from such business opportunity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a more complete description of this financing arrangement.

Under the Tie Investors Credit Facility, we are required to obtain the approval of our stockholders for the TieTek Investors Credit Facility, the Sponsor Option and the transfer of TieTek’s assets to TieTek LLC prior to May 6, 2004. Three of our stockholders, whose shares represent approximately 56% of our outstanding shares, have agreed with Sponsor to vote in favor of the Sponsor financing. Upon the receipt of approval of these transactions by our stockholders, all TieTek assets, including the intellectual property related to the crosstie manufacturing operations, will be transferred to TieTek LLC, and our company and TieTek will be released from liability under the Tie Investors Credit Facility.

Significant Capital Raises

During 2003, we raised net cash proceeds of approximately $7.1 million (including subscriptions receivable of $1,002,100) from the sale of 12,834,935 shares of our common stock and warrants to purchase 14,652,335 shares of our common stock. These proceeds enabled us to continue funding TieTek operations and purchase equipment for our new Marshall facility before we entered into the Tie Investors Credit Facility. On February 11, 2004, when Tie Investors funded our initial draw of $9.1 million, TieTek reimbursed our company $4.7 million for funds we provided to TieTek during the period from January 2004 through February 2004 for certain equipment purchases, operations and other purposes. When we received this reimbursement, we repaid our $2.04 million note payable in full to Avalanche Resources, Ltd. (“Avalanche”), our largest stockholder.

On March 8, 2004, we completed a $9.5 million private equity financing with certain institutional investors, comprised of a private placement of $7.0 million of our Series AA Convertible Preferred Stock and $2.5 million of our Series BB Convertible Preferred Stock. Under the Series AA/Series BB Securities Purchase Agreements, our company sold $7.0 million of Series AA Preferred and committed to sell an additional $7.0 million Series AA Preferred Stock if certain events occur.

Shares of our Series AA Preferred Stock have the following key terms:

•	Each share is convertible (at the option of the holder) into our common stock at a conversion price of $1.08 per share.

•	Each share entitles the holder to annual dividends payable in cash or in shares of our common stock at the rate of 6% per year.

•	Each share is redeemable: we must repurchase these shares after four years (March 2008).

•	We may, at our option, require holders of these shares to convert the shares into shares of our common stock if our common stock trades 250% (or more) above the conversion price for 30 days.

•	We issued warrants to the holders of these shares on March 8, 2004. The aggregate number of warrants issued was 2,863,420 equal to 40% of the number of shares of common stock that the stated value of Series AA Preferred Stock would purchase based on an average closing price of the common stock as of March 8, 2004; such average closing price being the daily volume weighted average price of the common stock for the 10 trading days immediately preceding March 8, 2004. Half of the warrants issued have an exercise price of $1.18 and the remaining half of the warrants issued have an exercise price of $1.23.

Shares of our Series BB Preferred Stock have the following key terms:

•	Each share is convertible (at the option of the holder) into our common stock at a conversion price of $0.60 per share.

•	We may, at our option, require holders of these shares to convert the shares into shares of our common stock if our common stock trades 250% (or more) above the conversion price for 30 days.

Holders of the Series BB Preferred Stock are not entitled to dividends or warrants. We are not required to redeem these shares. When we completed the sale of the Series BB Preferred Stock, the purchaser surrendered and cancelled warrants to purchase 4,166,667 shares of our common stock.

Warrant Exercises

During March 2004, certain holders exercised warrants to purchase 3,189,770 shares of our common stock, resulting in $1.9 million in cash proceeds to the Company.

Sufficiency of Capital

We believe that our company (including our subsidiaries) will have sufficient capital to fund our operations beyond 2004, in large part because of the financings under the Tie Investors Credit Facility, the requirement of Sponsor Investments to fund 49.9% of additional plant expansions to maintain its equity portion in TieTek LLC, the recent offerings of our common stock and preferred stock and the recent warrant exercises described above. We believe with the remaining $4.9 million available on its credit facility, TieTek could have sufficient capital to achieve positive EBITDA (earnings before interest, taxes, depreciation and amortization) in late 2004. If our Marshall facility achieves monthly production of between 15,000 and 20,000 ties in any month, and if our Houston facility achieves an approximate monthly production of 6,000 to 8,000 ties during the same period, it is likely TieTek would generate positive EBITDA and possibly positive cash flow by late 2004. We plan to further expand our Marshall facilities and build at least two additional plant facilities elsewhere. While we believe we have access to sufficient capital to fund the Marshall expansion and build two plants elsewhere, we would need to raise additional capital to fully fund our growth plan.

We anticipate that our financing arrangements with Sponsor (see “—Sponsor/Tie Investors, LLC Financing”) will enable us to use our resources to pursue other opportunities, including new joint opportunities with Sponsor relating to our historical crosstie operations or related technology (or without Sponsor to the extent it elects not to participate in such opportunities) or other ventures unrelated to its historical business. As of March 31, 2004, we had approximately $15 million in cash (including the proceeds from the sale of our preferred stock and exercise of certain warrants). We might also receive capital in the future from the following sources:

•	From the exercise of outstanding warrants (up to $14.3 million).

•	From Sponsor pursuant to the purchase option ($5 million).

•	From our preferred stockholders if our stock price reaches certain thresholds ($7 million).

Management and Structural Changes to our Company and our Subsidiaries

When we completed the Sponsor financing, we reconstituted our board of directors and officer slate. Dr. Henry W. Sullivan resigned his positions as our president and chief executive officer and as a director effective January 26, 2004. On February 5, 2004 he became president and a member of the board of managers of TieTek LLC. On February 5, 2004, TieTek appointed Mr. Maddox as a member of the board of managers of TieTek LLC. William C. Thompson resigned his position as a director on March 4, 2004. With the resignations of Dr. Sullivan and William C. Thompson, our board of directors currently has five members. Pursuant to the bylaws of the company, the number of board members can be increased or decreased by a majority vote of the current board members.

Mr. Maddox resigned his position as our chief financial officer on January 26, 2004, and, was elected president and chief executive officer of our company by our board of directors. On January 29, 2004 we entered into an agreement with Slash Pine Ventures, LLC, a financial and management consulting firm, to provide us with the services of John N. Bingham. Mr. Bingham is now acting in the capacity of our chief financial officer.

Restructuring of Payments to Royalty Holders

In connection with the transfer of our operating assets to TieTek LLC, we renegotiated a royalty agreement with the owners of the TieTek™ technology, and the new royalty agreement was signed on February 5, 2004. We refer to the TieTek™ technology owners (who include Dr. Sullivan) as “royalty holders.”

We have (or had) the following obligations under this royalty agreement :

•	We were required to pay (and did pay) the royalty holders an aggregate $250,000 in cash at the signing of the agreement;

•	We were required to issue (and did issue) to the royalty holders 500,000 shares of our common stock; and

•	We are required to pay the royalty holders through 2005 a royalty of 1 1/4%, and thereafter through 2013 a royalty of 2 1/2%, of our net revenues from the sale of TieTek™ products or technology.

If and when we obtain stockholder approval of the transfer to TieTek LLC of the operating assets, including the technology, TieTek LLC (rather than North American Technologies Group, Inc.) will pay the royalty holders the royalty described in the third bullet point above. Also, at that time, the exercise price for the Sponsor Option to purchase 49.9% of TieTek LLC will be reduced by one-half of the amount of royalty payments made by TieTek LLC to the royalty holders, plus imputed interest. If the Sponsor Option is reduced to $10 or less as a result of payments to the royalty holders, North American Technologies Group, Inc. will assume responsibility for future royalty payments. Royalty payments are capped at $1 million per year. In any year after the $1 million cap has been reached, the following shall apply:

•	Royalty payment shall continue to be capped at $1 million.

•	In the event that the royalty payment in a particular year is less than $1 million, we have an obligation in the immediately following year to make a royalty payment in an amount equal to the difference between the actual royalty payment in the preceding year and the $1 million cap. This obligation is over and above that which is described in the third bullet point above.

Industry Overview

Description of the Market

A railroad track is a total system consisting of two steel rails that are held in place at a fixed distance apart by steel plates which, in turn, are fastened to crossties. The crossties are supported by ballast on an improved roadbed. Each component of the track contributes to maintaining the rail “gauge” or spacing and to supporting and distributing the forces of the loaded train. Although different types of “crossties” or “ties” have been used throughout the history of railroad construction, the hardwood crosstie has been the dominant product. Hardwood ties are relatively strong in tension (to hold the rails the correct distance apart or “in gauge”), in bending (to uniformly distribute the load to the ballast), and in compression (to support the rail) while providing enough flexibility to cushion the impact of the wheels on the rail. In addition, the “nailability” of wood allows the rail and plate to be attached to the tie with simple and cost effective steel spikes.

The demand for new ties comes from two sectors: construction of new rail lines and replacement of worn out or decayed ties under existing track. The construction of new track is dictated by the stage of industrialization and corresponding economic growth in any particular region. As is the case in most industrialized nations, the demand for ties in new construction in the U.S. has been minimal in recent years given the lack of expansion of the current track system. Thus, most of the demand for new ties in the U.S. is for the replacement of old ties. Current demand for new wood ties in the U.S. is estimated, based on industry reference materials, to exceed 18 million ties per year, while demand in the rest of the world is estimated to be more than 60 million ties per year.

The worldwide supply of crossties falls into four primary categories: wood, concrete, steel and alternative materials. Our composite products fall into the “alternative materials” category. According to industry statistics, wooden ties dominate the market, providing about 86% of U.S. demand and about 75% to 80% in the rest of the world. In the U.S., concrete holds approximately a 10% market share, with steel and alternative materials representing approximately 1% to 3% of the market. In Western Europe, concrete and steel are more widely used, each exceeding a 10% market share.

While there are no absolute standards for railroad ties, the performance for all ties is usually established relative to wooden ties. Generally, the technical requirements of a railroad crosstie are described as follows:

•	The tie must be able to support the weight and dynamic forces of the rail and train without damage to the tie or the rail.

•	The tie must be able to interact with the ballast and distribute the weight of the train to the underlying roadbed.

•	The tie must be able to maintain the gauge of the track on straight runs and curves and prevent the rail from rolling over on curves.

•	The rail should be able to be fastened to the tie cheaply and efficiently. If spikes are used, the tie must be able to hold the spike for the life of the tie.

•	The tie must be stiff enough to support the load, but flexible enough to absorb the impact and vibration of passing trains with minimal damage to the track, the train and the tie.

•	The tie should resist decay with minimal degradation of original properties over time.

•	The tie must not conduct electrical impulses between the rails.

Over time, the Transportation Technology Center facility in Pueblo, Colorado has evaluated these requirements by laboratory tests and measurements, using hardwood ties as the relative standard. One can compare alternative crossties (such as TieTek™ crossties) to wooden ties in these critical areas. However, we believe the ultimate test is performance under load on actual track. We believe TieTek™ crossties continue to perform successfully against these standards.

Technology Development

Overview

The specific TieTek™ technology is based on our proprietary processes for combining rubber and plastic to create products with unique capabilities. We determined that rubber and plastic alone could not meet all the required performance criteria for railroad crossties. After several years of product development, we discovered a combination of several different components that produce a composite crosstie with desirable properties.

The TieTek™ crosstie formula is a proprietary mixture of rubber from recycled tires, plastics, other waste materials, additives, fillers and reinforcement agents. We developed our current formulation after extensive theoretical, laboratory, pilot plant and full-scale production testing to achieve a balance of flexibility, strength, hardness, weight, density, “nailability” and other properties of wood. Our product development efforts focused on the need to compete favorably with the price of wood by using low cost raw materials. We believe the current formulation meets these objectives. While our primary focus is to produce ties based on the established technology, we are making efforts to focus our research to optimize the performance and cost characteristics of the TieTek™ crosstie and to evaluate other applications of that technology. The exact formulation of TieTek™ crossties is proprietary and is covered by a patent that expires in 2016. (See “—Patents and Proprietary Protection, below.”)

We believe the TieTek™ crosstie meets the product characteristic objectives that market requirements initially established. Our crossties now have consistent shape and dimension, and they are tough and durable in use under load. Unlike wooden ties, every TieTek™ crosstie is essentially the same, and has consistent quality and properties. Tests show that the TieTek™ crosstie should maintain its properties far longer than most wooden ties. See “—Independent Production Testing,” below. The TieTek™ crosstie can be installed either manually or with automated equipment and can be fastened with cut spikes or other systems. They contain no toxic preservatives and are resistant to decay and bug infestation.

Patents and Proprietary Protection

We received a patent protecting the formula and range of compositions of the TieTek™ technology (U.S. Patent #5,886,078, dated March 23, 1999). We also filed a patent application for extensive international registration under the International Patent Treaty procedures. In addition, we have applied for additional patent coverage regarding the product and manufacturing process technology. The new patents we have applied for would, if granted, significantly extend the protection provided by U.S. Patent # 5,886,078.

There is currently no patent protection for our other TieTek products or technologies. The U.S Patent and Trademark Office has issues a substantial number of patents in the markets in which we compete, and our competitors may have filed applications for, or may have received issued patents (or may in the future obtain additional patents and proprietary rights relating to) products or processes which are competitive with our business. We cannot know with certainty whether future patent applications we submit will result in patents, or that any patents issued to us will be held valid and enforceable if challenged. We also cannot know with certainty whether we will have the financial resources available to enforce and defend our intellectual property rights if they are challenged. When we use the phrase “proprietary information” in this prospectus, we are referring to our technology, mechanical configurations, chemical information or formulations, processes, applications techniques and/or other know-how.

Independent Production Testing

The TieTek™ crosstie has undergone a range of tests conducted at several independent testing facilities. Significantly, the Wood Science Laboratory at the University of Illinois evaluated our TieTek™ crosstie for compression strength, hardness, stiffness, and three measures of spike performance in the tie (measuring resistance to spike drive, spike pull and lateral movement). This laboratory is highly credible with the railroad industry. In this series of tests, our TieTek™ crosstie’s performance was comparable to that of new wooden ties. This laboratory also conducted accelerated aging tests that showed our TieTek™ crosstie had a slower rate of degradation than is associated with wooden ties. These tests indicate that our TieTek™ crosstie can be used interchangeably with wood and will last longer than creosote-treated wooden ties.

We have also tested our TieTek™ crosstie at the Transportation Technology Center testing facility in Pueblo, Colorado. As a subsidiary of the American Association of Railroads, this independent industry facility tests new technologies relating to track, ties, rails, fasteners, locomotives and cars used in the U.S. railroad industry. In a heavy load test at Pueblo, which is still ongoing, TieTek’s crossties have experienced over 800 million gross tons of load as well as two million vibrations in an accelerated wear test with no problems of any kind. The Transportation Technology Center tests confirm that the TieTek™ crosstie still meets the requirements of the industry after the equivalent of many years of commercial service. According to Union Pacific, TieTek™ crossties in commercial track installations have experienced over one billion gross tons of load.

These installations provide a wide range of operating conditions with extremes of temperature and moisture, on soft track beds, with very heavy loads and in both curved and straight track. To our knowledge, the TieTek™ crossties installed to date have experienced no performance problems.

Manufacturing

Manufacturing Process

There are four basic functions in the TieTek manufacturing process:

•	Raw Material Selection and Handling. There are several components in the crosstie formula. The process requires specifying, blending and mixing raw materials into a consistent feed to the downstream units. The know-how to achieve this consistent supply of low cost raw materials combines known industry equipment and practice with proprietary trade secrets that are critical to the technology.

•	Compounding and Mixing. Mixing, melting and compounding the raw material components into consistent and homogeneous intermediate materials is required to achieve a final product with the desired performance characteristics. The raw materials have very different physical properties including weight, density, melting, and flow characteristics as well as several components that do not melt (non-melts). We dedicated significant development work to mix all raw materials in an optimal sequence to achieve target weight, consistent internal structure and specified physical properties. The formula and sequence of the mixing process is integral to the TieTek™ technology and includes patented and other proprietary techniques that we believe are unique to the TieTek™ crosstie.

•	Shaping, Forming and Cooling. The tie forming process needs to be feedstock tolerant and easily operated and controlled to produce a product that is both dimensionally consistent and structurally sound. The TieTek™ technology produces a crosstie, with dimensions of 7” x 9” x 9’ (which can be modified to special order) without unwanted twisting or warping. The process forms and cools the molten raw material formula into essentially identical, ready-to-ship crossties. We texture the exterior of the crosstie to improve interaction with the ballast.

•	Quality Assurance. We have established a series of quality control steps to verify the structural integrity of each crosstie produced. Testing is non-destructive and provides a record of each crosstie for complete quality control of the manufacturing system, as well as improved customer confidence. The data provides process information for improved operation and continued product development.

Raw Materials

The raw materials used in our product are readily available from multiple suppliers. Avangard Industries, Inc. of Houston, Texas, a supplier of recycled plastics, provided 62% of all our raw material purchases during 2003. The availability, and more specifically the price, of key raw materials is critical to the cost of the TieTek™ crosstie. Recycled plastic is a major raw material component, the price and availability of which fluctuates significantly. High prices and tight supply could seriously affect the economics of manufacturing TieTek™ crossties. Similarly, lower prices could lead to higher margins. Recognizing this sensitivity, we have focused on using a variety of low-grade sources of recycled plastic that should be readily available and priced below other materials. We have specifically configured TieTek™ technology to readily accept recycled plastic that could not be processed into solid parts or film using more conventional equipment. Accordingly, our manufacturing process is flexible enough to reduce the price volatility we experience from the recycled plastics market. We intend to continue our development efforts in order to broaden the kinds of raw materials that can be used in the process without affecting the performance properties of the finished crossties. Unavoidably, raw material supply and pricing will directly affect the cost structure of this product line and the ultimate market price of our TieTek™ crosstie and, by extension, our profitability.

Production

We have manufactured approximately 123,000 TieTek™ crossties at our Houston plant since its startup in 2000. Currently, we are producing approximately 4,500 ties per month, most of which we sell to Union Pacific under contract. We made certain improvements to production, and these improvements resulted in increased production capacity of our Houston plant during 2003. In July 2003, we produced 7,000 TieTek™ crossties, the largest amount of monthly production since the Houston plant opened. We produced 32,500 ties in 2001 (at an average cost per tie of $115.90), 32,300 ties in 2002 (at an average cost per tie of $91.59) and 54,000 ties in 2003 (at an average cost per tie of $84.42).

During 2003 we purchased a facility in Marshall, Texas, and we are constructing at that site two additional production lines capable of producing up to 22,000 ties per month. In addition, we expect to complete further upgrades to our Houston plant that will improve production capacity to 8,000 ties per month. Based on the anticipated construction and ramp-up timelines, we believe that full-scale production of up to 30,000 ties per month can be achieved by late 2004, and the average cost per tie could be reduced significantly.

Sales and Marketing

Overview and Strategy

We believe there are significant trends in the worldwide market for crossties that are leading the railroad companies to actively search for a functional composite tie that can economically serve as a replacement for wooden creosote-treated ties. Factors that we believe force these trends include the following:

•	The railroad infrastructure in North America is mature and requires constant maintenance. More than 18 million ties are purchased each year as replacements for aged wooden ties.

•	The ongoing trend to heavier loads and higher speeds should exacerbate the failure rate of wooden ties.

•	There is a strong economic motivation to use longer life ties because the replacement and disposal of an old tie actually costs several times the cost of the new tie alone. In addition, the maintenance process can impact the freight carrying (and revenue producing) capacity of the track.

•	Quality hardwoods are in tight supply with declining areas of mature forests and environmental pressure to protect trees.

•	Wood ties must be protected with preservatives such as creosote to achieve even an acceptable economic life. Creosote and other preservatives are toxic chemicals that pose a potential liability for railroads. Environmentalists and lawsuits highlight liability issues surrounding creosote-treated wood crossties.

•	Wood ties are inconsistent by nature, with physical properties and overall quality varying from sawmill to sawmill and tree to tree.

Based on our experience and research, we believe that the TieTek™ crosstie (which is produced from recycled raw materials) performs consistently, is interchangeable with wood ties and resists water and insect damage without preservatives. Because of these advantages, we have successfully marketed the TieTek™ crosstie as a premium alternative and replacement for wood ties. Creosote-treated wooden ties cost between $35 and $40 in the U.S. and substantially more in many parts of the world. We believe the TieTek™ crosstie sells at a significant premium over wood ties because, as a longer lasting crosstie, it is more economical.

We anticipate that, in addition to direct sales (Henry Sullivan and a sales manager to be hired), we will employ a combination of marketing representatives (in Bangladesh), licensees (in India), joint venture partners (Oz-Tex in Australia and New Zealand), and other business combinations to manufacture, market and distribute the product in the U.S. and throughout the world. We have also advertised in trade journals and presented several papers to railroad industry groups, including the Association of American Railroads. In addition, the TieTek™ crosstie has been discussed in many articles appearing in the railroad industry trade press, such as Railroad Age, Progressive Railway Track and Structures.

Major Customers

Our sales to Union Pacific represented 91% of total revenues for the year ended December 31, 2003. For the year ended December 31, 2002, our sales to Union Pacific represented 87% of total revenues.

We have sold and installed TieTek™ crossties at a number of other major railroads, including Burlington Northern and CSX. In addition, we have sold and installed our ties in several parts of the world, including Australia, India, Japan, Bangladesh, Thailand, Brazil and Canada. We plan to seek contracts with other major U.S. railroads similar to the Union Pacific Agreement. Internationally, we plan to use licensees, joint venture partners and government contracts to expand markets. See “Description of Our Business—Sales and Marketing—Licensing Arrangements”.

Licensing Arrangements

In May 2001, we entered into an exclusive licensing agreement with Oz-Tex Solutions Pty Ltd. to manufacture and market TieTek™ crossties in Australia and New Zealand. The agreement requires a base level license fee with agreed milestones and percentage royalties based on production. Oz-Tex is on schedule with its production and they have made all required payments to date. In 2002, Oz-Tex paid $200,000 to maintain the license. In January 2004, we exercised our option to receive a 20% equity ownership in Oz-Tex. In March 2004, Oz-Tex began small-scale production of crossties from its facility in Temora, New South Wales.

In March 2001, we entered into a memorandum of understanding with Patil Industries, Ltd., the largest concrete crosstie manufacturer in India. Patil has been testing the use of TieTek™ crossties on rail bridges where concrete is not an alternative. We anticipate negotiating a license agreement with Patil in 2004.

All rights, royalties and other payments due under the agreements with Oz-Tex and Patil will be transferred to TieTek LLC upon receipt of stockholder approval of our financing arrangements with Sponsor.

Competition

Our competition consists of producers of wood crossties and manufactures of ties using alternative materials.

We view the producers of wooden crossties as our primary market competition. The wood tie industry in the U.S. is mature and entrenched with large and well capitalized suppliers such as Allied Signal, Kerr McGee, Mellott Wood Preserving Company and Western Tar Products Corporation. Because these competitors are established and well capitalized, we believe that wooden crossties will continue to be the dominant product in the market.

In recent years, the overall market for railroad ties has been affected by environmental regulations and restrictions. The U.S. Environmental Protection Agency has begun to phase out chemicals that are injected into pressure treated wood because it believes that these chemicals contain hazardous constituents that are released into the soil. In addition, environmental restrictions have impeded forestry operations in the United States. For this reason, producers or wooden crossties have discontinued or curtailed their production. For example, in 2002, Kerr McGee announced its decision to discontinue its sale of wood ties. These railroads are now looking to purchase replacement ties from producers using materials other than wood.

Producers of railroad ties using alternative materials consist of companies that use concrete and steel and companies that use various other materials and combinations of materials. Concrete and steel ties will continue to be used for new track and other special situations; however, we fully expect they will not replace wooden crossties as the dominant technology. Concrete and steel ties require special fasteners and dedicated installation equipment and procedures. For this reason, it is difficult to install steel and concrete ties as replacement ties for tracks that were originally installed using wood crossties. It is also more expensive to produce concrete or steel ties than it is to produce ties using various other materials and combinations of materials.

Companies are also producing crossties using various other materials, including plastic (in the case of Polywood Inc.); a combination of plastic and glass fiber (U.S. Plastic Lumber Company); a combination of gypsum rock and plastic (Polysum Technologies); and a combination of steel. concrete, rubber and plastic (Primix).

Our crossties are manufactured using a formula consisting or a proprietary mixture of recycled tires, plastic, other waste materials, additives, fillers and reinforcement agents (See “Description of Our Business—Technology Development—Overview”). This manufacturing process allows us to recycle inexpensive raw material to manufacture a product with many of the same characteristics as wood. For these reasons, we believe that our product is more marketable than other alternatives to wooden crossties.

While it is possible that a new and competing technology could be developed to produce a crosstie that will be successful in the marketplace, we believe we are in an advantageous market position for the following reasons:

•	We produce and market a large volume of TieTek™ crossties;

•	We have entered into strategic partnerships with licensees, suppliers and customers on terms we believe are on terms generally favorable to our company;

•	We continually test our product and report our results within the industry;

•	We make product and process improvements; and

•	We are a strategic supplier to the railroad industry.

Human Resources

We currently have 45 employees. None of our employees are covered by a collective bargaining agreement. We believe that relations with our employees are good.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Background and Basis of Presentation

The accompanying consolidated financial statements include the accounts of North American Technologies Group, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Critical Accounting Policies

In response to the Securities and Exchange Commission’s Release No. 33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies,” we have identified critical accounting policies based upon the significance of the accounting policy to our overall financial statement presentation, as well as the complexity of the accounting policy and our use of estimates and subjective assessments. We have concluded our critical accounting policies are as follows:

Inventories

Inventories consist of finished goods (composite railroad crossties) and raw materials and are valued at the lower of cost (first-in, first-out) or market. The cost of finished goods includes raw material costs, direct labor and applied overhead.

Revenue Recognition

Product revenues are recognized when the products are shipped except for products sold to Union Pacific. We provide storage facilities for crossties sold to Union Pacific. Union Pacific revenues are recognized upon acceptance by Union Pacific which is upon completion of production. Royalty revenues are recognized when earned.

Concentration of Credit Risk

Credit risk is limited to accounts receivable from customers at December 31, 2003. We do not require collateral from our customers. We evaluate our accounts receivable on a regular basis for collectibility and provide for an allowance for potential credit losses as we deem necessary.

Liquidity and Capital Resources

As of December 31, 2003, we had negative working capital of $680,602. For the year ended December 31, 2003, we incurred a net loss of $5,232,854. This loss included $1,873,985 of non-cash related expenses. Although negative cash flow from operations increased in 2003, the gross margins from the increased production improved in 2003. During 2003, we incurred a cash flow deficit from operations averaging approximately $250,000 per month. The deficit will likely decrease as production volumes increase in 2004. As a result of the closing of the Tie Investors Credit Facility and additional capital raises subsequent to December 31, 2003, we believe the current level of working capital to be adequate to fund projected operating levels through 2004. See “Description of Our Business—Recent Developments—Sponsor/Tie Investors, LLC Financing and Significant Capital Raises.”

During 2003 and 2002, we made significant progress in our commercial production of the TieTek™ crosstie. Our progress included the production of 54,000 crossties in 2003 and 32,300 in 2002 and the signing of the Union Pacific Agreement for one million ties. Currently, we are producing approximately 4,500 crossties per month. We estimate that production from each plant of 8,000 crossties per month could result in a gross profit and 13,000 crossties per month could result in positive EBITDA.

Over the past two years, our principal source of capital has been through the issuance of convertible notes, debt and common stock and warrants as set forth below:

Capital Raising Activity in 2002

•	We issued 2,016,040 shares of common stock and warrants to purchase 36,706 shares of common stock for net cash proceeds of $1,023,905.

•	We issued 219,712 shares of common stock for costs associated with raising capital. The common stock was issued at a range of $0.50 to $0.60 per share.

•	We issued a total of 46,222 shares of our common stock at the current market price for accrued compensation and issued 300,026 shares of our common stock to our chief financial officer and recognized compensation expense of $123,000.

•	We executed a note payable convertible into 3,333,333 shares of our common stock with Avalanche, our largest stockholder, for $2,000,000 and issued a warrant to Avalanche to purchase 2,000,000 additional shares of common stock.

Capital Raising Activity in 2003

•	We issued 12,834,935 shares of our common stock and warrants to purchase 14,652,335 shares of common stock for total net proceeds of $7,122,428 (includes subscriptions receivable of $1,002,100).

•	We issued 163,455 shares of common stock and a warrant to purchase 25,000 shares of common stock for services related to raising capital.

•	We issued 65,000 shares of common stock and a warrant to purchase 40,000 shares of common stock for consulting services.

•	We issued 1,000,000 shares of preferred stock that was subsequently converted to common stock at $0.59 per share to our former chief financial officer who is now the chief executive officer and recognized compensation expense of $590,000.

•	We issued 1,100,000 shares of common stock for legal services associated with the BACI lawsuit.

•	We issued 1,700,000 shares of common stock and a warrant to purchase 1,700,000 shares of common stock to Avalanche in exchange for 408,000 shares of Global Photonic Energy Corporation (“Global Photonic Energy”). The Global Photonic Energy common stock was recorded at the original cost of $0.50 per share, or an aggregate $204,000, as this transaction was between entities under common control. Based on the most recent private placement of Global Photonic Energy common stock, a fair value of $2.50 per share was used to determine the number of shares issued (see “Certain Relationships and Related Transactions—Global Photonic Energy Company Transaction“).

In August 2003, we entered into a bridge loan agreement with Tie Investors, and in February 2004, we entered into the Tie Investors Credit Facility. For additional details regarding these arrangements, see “Description of Our Business—Recent Developments—Sponsor/Tie Investors, LLC Financing.”

Each of TieTek and Sponsor (if it has exercised the Sponsor Option) has the right to receive annual distributions of distributable cash from TieTek LLC equal to their respective tax liability for that year and, for each year after December 31, 2006, distributions of 50% of TieTek LLC’s net income for such year. TieTek will receive 50.1% and Sponsor will receive 49.9% of this mandatory distribution. If Sponsor has not exercised the Sponsor Option, it will receive an annual service fee in an amount equal to the tax liability and the mandatory distribution paid to TieTek for that year (this mandatory distribution being based on 25.05% of TieTek LLC’s net income for such year).

We anticipate that TieTek needs approximately $400,000 for improvements to its Houston production line, approximately $2.5 million for installation of the two production lines in Marshall, Texas and between $1.0 million and $2.0 million for working capital to achieve positive cash flow. There is still $4.9 million available under the Tie Investors Credit Facility to fund these activities. After fully funding these needs, we believe TieTek will have production capacity of 30,000 ties per month.

During 2003, we used $1,900,275 in cash for our operating activities. Our uses of cash primarily included the net loss of $5,232,854, partially offset by non-cash expenses of $1,873,985 and an increase in non-cash working capital of $1,458,594. During 2002, we used $2,016,103 in cash for our operating activities. Our uses of cash primarily included the net loss of $2,014,333 and a decrease in non-cash working capital of $310,088, partially offset by non-cash expenses of $308,318.

During 2003, investing activities used cash of $4,429,710. Our uses of cash primarily included purchases of property, plant and equipment of $4,347,572. During 2002, investing activities provided cash of $1,478,925. Our sources of cash primarily included proceeds from the sale of marketable securities of $2,000,000, partially offset by the purchase of property, plant and equipment of $534,268.

During 2003, financing activities provided cash of $7,137,740. We generated these funds primarily by the sale of 12,834,935 shares of common stock and warrants to purchase 14,652,335 shares of common stock for net cash proceeds of $6,120,328 (excludes subscriptions receivable of $1,002,100) and the $2,100,000 loaned by Sponsor, partially offset by the purchase of 6,665,299 shares of our preferred stock from BACI for $1,082,588. During 2002, financing activities provided net cash proceeds of $2,893,520. We generated these funds primarily by the sale of 2,725,653 shares of our common stock and warrants to purchase 187,883 shares of our common stock for net cash proceeds of $1,106,953 and the loan from Avalanche of $2,000,000, partially offset by payments on notes payable and offering costs of $283,520.

Results of Operations—Analysis of Years Ended December 31, 2003 and December 31, 2002

The net loss of $5,232,854 for 2003 reflects a decline of $3,218,521 from the net loss of $2,014,333 in 2002. This increase in net loss is primarily a result of:

•	an increase in the gross loss on sales of $706,947;

•	an increase of selling, general and administrative expenses of $1,626,377; and

•	a decrease in other income of $885,197.

Revenues

We focused our resources in 2003 and 2002 on the manufacturing of the TieTek™ composite railroad crossties. Substantially all of our revenues in 2003 of $2,570,759 and in 2002 of $1,667,180, resulted from the sale of the TieTek™ crossties.

Costs and Gross Loss

The 2003 and 2002 gross loss consists of the loss incurred from the sales of the TieTek™ crossties. The costs associated with the production of approximately 54,000 TieTek™ crossties in 2003 were $4,558,974, or $84.42 per tie. The costs associated with the production of approximately 32,300 TieTek™ crossties in 2002 were $2,958,448, or $91.59 per tie. The negative margins reflect the ramp-up costs, the small scale of the manufacturing runs, and the inability to make volume purchases of raw materials, which have allowed us to reduce our costs for raw materials. Our ability to improve gross margin depends upon our ability to increase production volumes and production efficiencies and manage raw material purchases.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $1,626,377 to $2,662,937 in 2003 from $1,036,560 in 2002. This increase was due primarily to increased cash and non-cash compensation of $1,369,885 paid to consultants and our chief financial officer during 2003. We anticipate that selling, general and administrative expense will increase in the future as warranted to coincide with increased production of the TieTek™ crossties.

Other Income (Expense)

Other income decreased $885,197 to a net other expense of $581,702 in 2003 from a net other income of $303,495 in 2002. This decrease was due to increased interest expense of $339,103, the absence of licensing fees, vendor settlements at discount and a gain on the sale of securities.

Recently Issued Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46R, “Consolidation of Variable Interest Entities” (FIN No. 46R), which addresses consolidation by business enterprises of variable interest entities. FIN No. 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest, the equity investors have voting rights that are not proportionate to their economic interests or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46R applies to small business issuers no later than the end of the first reporting period after December 15, 2004. We plan to adopt the provisions of FIN No. 46R in the first quarter of 2004. As of December 31, 2003, we did not have any variable interest entities that must be consolidated. As a result of the financing under the Tie Investors Credit Facility, TieTek LLC will be a variable interest entity. However, we will continue to consolidate TieTek LLC because the risk of loss principally resides with North American Technologies Group, Inc.

In May 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which requires issuers to classify certain financial instruments as liabilities (or assets in some circumstances). SFAS No.150 covers certain financial instruments that embody an obligation that the issuer can or must settle by issuing its own equity shares and instruments that require the issuing company to buy back all or some of its shares in exchange for cash or other assets. The new standard also requires disclosures about alternative ways to settle the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003. We adopted the new standard beginning in the third quarter of fiscal 2003 for all financial instruments entered into prior to May 31, 2003. This did not have a material effect on our consolidated results of operations, financial position, or cash flows for the year ended December 31, 2003. The mandatory redemption provision contained in the Series AA preferred stock transaction closed on March 8, 2004 will require the transaction be recorded as a long-term liability.

DESCRIPTION OF PROPERTY

In 1998, we entered into a lease agreement for a 23,000 square foot manufacturing facility on three acres of land in Houston, Texas and installed one production line. The lease has an initial term of five years (which ends in April 2004). The monthly rental is now $15,246. Our lease provides for an inflation-indexed adjustment to the monthly rental at the beginning of every renewal period. We recently executed an agreement with the property owner to enter into a new lease for a term of two years, beginning in April 2004.

During 2003, we purchased a 185,000 square foot building on 40 acres of land in Marshall, Texas from Trinity Industries, Inc. We are currently installing two production lines at the Marshall facility and anticipate that it will be capable of full-scale production by the end of the second quarter of 2004.

We believe our facilities are in good, serviceable condition, adequate for their intended use and are adequately insured.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Global Photonic Energy Company Transaction

In July 2003, Avalanche subscribed for 1,700,000 shares of common stock and a one-year warrant to purchase 1,700,000 shares of common stock at an exercise price of $0.60 per share. We issued these securities conditionally in exchange for 408,000 shares of Global Photonic Energy, a private, development-stage company whose principal business is the development of fuel cell and hydrogen production technology. Avalanche and our company also entered into a lock-up agreement regarding our shares and warrants for the principal purpose of ensuring that the exchange would not violate Nasdaq rules regarding stockholder approval of private issuances of securities to affiliates. The lock-up agreement provided that the exchange would be subject to stockholder approval, and that Avalanche would not sell, pledge, vote or otherwise be entitled to have any economic interest in the 1,700,000 shares of our common stock that it was issued pursuant to this transaction until stockholder approval is received.

For accounting purposes, the Global Photonic Energy common stock has been recorded at Avalanche’s original cost of $0.50 per share or $204,000, because the exchange was with a controlling entity. Based on a private placement of units of Global Photonic Energy common stock and warrants that were issued prior to the subscription, Avalanche advised us that the fair value of the Global Photonic Energy shares in July, 2003 was approximately $2.50 per share. Based on an independent evaluation of this transaction, the board of directors and the management of our company believe that the determination of the fair market value of the Global Photonic Energy shares is reasonable. We have not obtained an independent fairness opinion to verify Avalanche’s valuation.

Our board has submitted the ratification of the Global Photonic Energy transaction to the stockholders for their approval in accordance with Nasdaq requirements. The affirmative vote of a majority of the shares of stock present in person or by proxy is required to ratify the issuance of 1,700,000 shares of our common stock and related warrants to purchase 1,700,000 shares of common stock to Avalanche in exchange for 408,000 shares of Global Photonic Energy common stock. Avalanche owns approximately 48% of our common stock (excluding the 1,700,000 shares related to this proposal) and intends to vote all of such shares for the ratification of the Global Photonic Energy transaction.

Warrants and a Convertible Note Issued to Avalanche in 2002

On December 31, 2002, we received proceeds of $2 million from the issuance of a $2 million convertible note and common stock warrants for 2 million shares to Avalanche. We paid this note in full on February 16, 2004. The warrant expires on December 31, 2008 and has an exercise price of $0.60 per share.

Sale of Marketable Equity Securities to Avalanche in 2002

On April 9, 2002, Avalanche purchased from us for $2 million equity securities and warrants of a publicly traded company. We had acquired these securities pursuant to a purchase agreement that was approved by our stockholders on December 27, 2001. We sold these securities for their fair market value and we recognized $192,824 in taxable gain from the transaction.

Common Stock Issued to Avalanche in 2002

In 2002, we issued 166,535 shares of common stock to Avalanche in order to reimburse Avalanche for costs that it incurred on our behalf in 2001. The number of shares issued to Avalanche as a reimbursement for expenses was based on the then-current private placement price of $0.85 per share.

Common Stock Issued to Robert E. Chain in 2002

In 2002, we issued 1,177 shares of common stock to Robert E. Chain in consideration for his services to our company. At the time of this transaction, Robert E. Chain was a member of our board of directors.

Common Stock and Preferred Stock Issued to Kevin Maddox in 2002 and 2003

In 2002, we issued 300,026 shares of common stock to Kevin Maddox for services that he rendered to our company in 2001. In 2003, we issued 1 million shares of preferred stock to Mr. Maddox for services that he rendered to us in 2003. In 2002, we issued an additional 23,000 shares of common stock to Mr. Maddox to reimburse him for out-of-pocket expenses. The number of shares issued to Mr. Maddox as a reimbursement for expenses was based on the then-current private placement price of $0.60 per share. At the time of both the 2002 and 2003 transactions, Mr. Maddox was the chief financial officer of our company.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is traded on the NASDAQ SmallCap Market under the symbol “North American Technologies Corporation.” The following table sets forth, for the periods indicated, the range of high and low bid prices of our common stock as reported by NASDAQ.

Period	High Bid	Low Bid
2004
First Quarter	$1.31	$0.81

2003
First Quarter	$1.01	$0.60
Second Quarter	$0.85	$0.68
Third Quarter	$1.33	$0.51
Fourth Quarter	$1.22	$0.75

2002
First Quarter	$1.10	$0.60
Second Quarter	$0.85	$0.41
Third Quarter	$0.60	$0.31
Fourth Quarter	$0.99	$0.21

The high and low bid prices for our common stock are inter-dealer prices without retail mark-ups or commissions and may not represent actual transactions.

Holders

As of April 7, 2004, we had approximately 650 stockholders of record of our common stock. Avalanche owns 32,778,786 shares of our common stock, approximately 47.5% of the shares outstanding as of April 7, 2004. Of these shares, 31,078,786 are eligible to vote. In addition, Avalanche owns warrants to purchase 3,700,000 shares of our common stock (of this amount, 1,700,000 shares are subject to exercise and sale limitations under a standstill agreement between Avalanche and us).

Dividends

We have not paid any cash dividends on our common stock to date and do not contemplate paying cash dividends in the foreseeable future. It is our present intention to utilize all available funds for expansion of production capacity and working capital.

Recent Sales of Unregistered Securities

On March 8, 2004, we completed a $9.5 million private equity financing with certain institutional investors, comprised of a private placement of $7.0 million of our Series AA Convertible Preferred Stock and $2.5 million of our Series BB Convertible Preferred Stock. In this transaction, we relied upon the exemption from registration set forth in Section 4(2) of the Securities Act. Under the Series AA/Series BB Securities Purchase Agreements, our company sold $7.0 million of Series AA Preferred and committed to sell an additional $7.0 million Series AA Preferred Stock if certain events occur. Holders of the Series BB Preferred Stock are not entitled to dividends or warrants. We are not required to redeem these shares. When we completed the sale of the Series BB Preferred Stock, the purchaser surrendered and cancelled warrants to purchase 4,166,667 shares of our common stock.

During the fourth quarter of 2003, we sold a total of 6,665,020 shares of our common stock and warrants to purchase an additional 10,516,684 shares of common stock in private placements to accredited investors for gross proceeds of $3,999,008. We incurred $301,541 of offering costs associated with these private placements. In addition, we issued 15,000 shares of our common stock in exchange for consulting services. All of these equity securities were issued in private transactions in reliance on Section 4(2) of the Securities Act and the rules and regulations of that statute. None of the transactions involved an underwriter.

EQUITY COMPENSATION PLANS

Our 1999 Stock Incentive Plan (the “Plan”) authorizes the compensation committee of our board of directors to grant options in the maximum amount of 10% of the aggregate amount of the issued and outstanding shares plus those reserved for issuance upon the conversion or exercise of outstanding convertible securities. Of these options, up to a maximum of one million shares may be issued pursuant to incentive stock options granted under the Plan.

The following table contains information as of December 31, 2003, with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

Equity Compensation Plan Information

Plan Category	No. of Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	No. of Shares available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	2,029,722	$2.94	7,789,018
Equity compensation plans not approved by security holders	—	—	—

Total	2,029,722		7,789,018

EXECUTIVE COMPENSATION

Summary Compensation

The following executive compensation disclosure reflects all compensation awarded to, earned by or paid to the executive officers below, for the fiscal years ended December 31, 2003, 2002 and 2001. None of our other executive officers received compensation in excess of $100,000 for the fiscal years ended September 30, 2003, 2002 or 2001, respectively. The following table summarizes all compensation received by our chief executive officer, president and chief financial officer in fiscal years 2003, 2002 and 2001.

Summary Compensation Table

	Year	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Restricted Stock Award(s) ($)		Securities Underlying Options/ SARs (#)	All Other Compensation ($)
Henry W. Sullivan Former President and Chief Executive Officer	2003 2002 2001	176,000 176,990 167,385	— — —	— — —	— — —		— — 300,000	3,579 4,555 4,320	(1) (1) (1)

Kevin C. Maddox President and Chief Executive Officer	2003 2002 2001	— — —	400,000 — —	— — —	590,000 123,000 —	(2) (2)	— — —	59 164 —	(1) (1)

(1)	Represents life insurance premiums paid by us on policies on the executives’ lives and matching contributions to the 401(k) plan.
(2)	In 2003, Mr Maddox was issued 1,000,000 shares of Preferred Stock valued at $590,000 in lieu of compensation and received a $400,000 bonus payable in cash for his services rendered as chief financial officer in 2003. In 2002 Mr. Maddox was issued 300,026 shares of common stock valued at $123,000 in lieu of compensation for his services as chief financial officer in 2002.

We did not grant any stock options or stock appreciation rights during 2002 or 2003 to any of the named officers.

Option Exercises in 2003 and Fiscal Year-End Option Value

The following table sets forth for the named officers information regarding stock options exercised by such officer during the 2003 fiscal year, together with the number and value of stock options held at 2003 fiscal year-end, each on an aggregated basis.

Aggregated Option Exercises in Last Fiscal Year

and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options At Fiscal Year End (#)		Value of Unexercised in-the- Money Options at Fiscal Year-End ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Henry W. Sullivan	—	—	452,222	100,000	—	—
Kevin C. Maddox	—	—	—	—	—	—

(1)	The last sales price of the common stock as reported on the NASDAQ SmallCap Market on April 7, 2004 was $0.97, which was lower than the exercise price of the options.

1999 Stock Incentive Plan

At the stockholders’ annual meeting in 1999, our stockholders approved our 1999 Stock Incentive Plan (the “Plan”). The Plan authorizes the compensation committee of our board of directors to grant options in the maximum amount of 10% of the aggregate amount of the issued and outstanding shares of our common stock plus those shares reserved for issuance upon the conversion or exercise of outstanding convertible securities. Of these options, up to a maximum of 1,000,000 shares may be issued pursuant to incentive stock options granted under the Plan.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors

North American Technologies Group, Inc.

We have audited the accompanying consolidated balance sheet of North American Technologies Group, Inc. as of December 31, 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of North American Technologies Group, Inc. at December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

HAM LANGSTON & BREZINA, LLP

Houston, Texas

March 8, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors

North American Technologies Group, Inc.

We have audited the accompanying consolidated balance sheet of North American Technologies Group, Inc. as of December 31, 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of North American Technologies Group, Inc. at December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

MANN FRANKFORT STEIN & LIPP CPAs, LLP

Houston, Texas

February 14, 2003

NORTH AMERICAN TECHNOLOGIES GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2002
Assets
Current Assets:
Cash and cash equivalents	$3,236,340	$2,428,585
Accounts receivable, net of allowance of $30,000 and $0, respectively	57,050	114,804
Inventories	270,322	307,195
Prepaid expenses and other	127,884	89,636

Total Current Assets	3,691,596	2,940,220

Property and equipment, net	2,277,333	1,987,589
Marshall plant under construction	3,867,956	—
Other Assets:
Patents and purchased technologies, less accumulated amortization of $739,346 and $635,784, respectively	1,135,764	1,139,798
Goodwill	1,511,358	1,511,357
Investment in unconsolidated affiliate	204,000	—
Other assets	22,596	39,986

Total Other Assets	2,873,718	2,691,141

Total Assets	$12,710,603	$7,618,950

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$1,622,734	$853,304
Accrued expenses	349,464	69,332
Accrued compensation	400,000	47,346
Note payable to a related party	2,000,000	—

Total Current Liabilities	4,372,198	969,982
Note payable to a related party	—	1,738,000
Debt to Tie Investors, LLC	2,100,000	—

Total Liabilities	6,472,198	2,707,982

Commitments and Contingencies
Stockholders’ Equity:
Preferred Stock, $1.00 stated value, 20,000,000 shares authorized; 0 and 14,131,942 shares issued and outstanding, respectively	—	21,258,120
Common Stock, $.001 par value, 150,000,000 shares authorized; 64,229,520 and 39,786,391 shares issued and outstanding, respectively	64,229	39,786
Additional paid-in capital	67,747,513	38,951,445
Subscription receivable	(1,002,100)	—
Accumulated deficit	(60,571,237)	(55,338,383)

Total Stockholders’ Equity	6,238,405	4,910,968

Total Liabilities and Stockholders’ Equity	$12,710,603	$7,618,950

See accompanying notes to consolidated financial statements

NORTH AMERICAN TECHNOLOGIES GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31
	2003	2002
Sales	$2,570,759	$1,677,180
Cost of goods sold	4,558,974	2,958,448

Gross Loss	(1,988,215)	(1,281,268)
Selling, general and administrative expenses	1,572,937	886,445
Non-cash compensation	1,090,000	150,115

Operating Loss	(4,651,152)	(2,317,828)
Other Income (Expense):
Interest income	5,461	5,551
Interest expense	(657,341)	(318,238)
Royalty income	—	200,000
Vendor settlements at discount	—	230,000
Gain on sale of securities	—	192,824
Other	70,178	(6,642)

Total Other Income (Expense)	(581,702)	303,495

Net Loss	(5,232,854)	(2,014,333)

Net Loss Per Share:
Net Loss Per Common Share – basic and diluted	$(0.12)	$(0.05)

Weighted Average Number of Common Shares Outstanding – basic and diluted	43,319,509	37,844,570

See accompanying notes to consolidated financial statements

NORTH AMERICAN TECHNOLOGIES GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Comprehensive Income	Accumulated Deficit	Stockholders’ Subscription Receivable	Total
	Shares	Amount	Shares	Amount
Balance, December 31, 2001	13,432,518	$20,925,245	36,494,778	$36,495	$37,518,716	$600,000	$(53,324,050)	$(69,615)	$5,686,791
Debt discount and beneficial conversion of notes payable	—	—	—	—	262,000	—	—	—	262,000
Issuance of preferred stock upon conversion of a note payable	198,487	65,000	—	—	—	—	—	—	65,000
Issuance of preferred stock due to dilution agreement	453,292	235,000	—	—	—	—	—		235,000
Conversion of notes payable to preferred stock	43,478	30,000	—	—	—	—	—	—	30,000
Issuance of preferred stock for accrued interest	4,167	2,875	—	—	—	—	—	—	2,875
Sales of common stock	—	—	2,016,040	2,016	1,021,889	—	—	—	1,023,905
Issuance of shares pursuant to a recapitalization	—	—	876,148	876	(876)	—	—	—	—
Issuance of common stock for consulting services	—	—	30,177	30	(30)	—	—	—	—
Issuance of common stock for expenses	—	—	23,000	23	(23)	—	—	—	—
Issuance of common stock for compensation	—	—	346,248	346	149,769	—	—	—	150,115
Unrealized Stock subscription receivable	—	—	—	—	—	—	—	69,615	69,615
Comprehensive loss:
Unrealized loss on marketable securities	—	—	—	—	—	(600,000)	—	—	(600,000)
Net Loss	—	—	—	—	—	—	(2,014,333)	—	(2,014,333)

Total Comprehensive loss	—	—	—	—	—	—	—	—	(2,614,333)

Balance, December 31, 2002	14,131,942	$21,258,120	39,786,391	$39,786	$38,951,445	—	$(55,338,383)	$—	$4,910,968
Issuance of preferred stock for compensation	1,000,000	590,000	—	—	—	—	—	—	590,000
Conversion of preferred stock to common stock	(7,665,299)	(10,616,345)	7,665,299	7,665	10,608,680	—	—	—	—
Purchase of preferred stock	(7,466,643)	(11,231,775)	—	—	9,005,187	—	—	—	(2,226,588)
Sales of common stock	—	—	10,334,935	10,335	5,612,093	—	—	(2,100)	5,620,328
Issuance of common stock due to dilution agreement	—	—	864,440	864	123,136	—	—	—	124,000
Issuance of common stock for services rendered	—	—	1,328,455	1,329	1,217,222	—	—	—	1,218,551
Issuance of common stock for accrued expenses	—	—	50,000	50	29,950	—	—	—	30,000
Issuance of common stock for option exercise	—	—	2,500,000	2,500	1,997,500	—	—	(1,000,000)	1,000,000
Issuance of common stock for investment in unconsolidated affiliate	—	—	1,700,000	1,700	202,300	—	—	—	204,000
Net Loss	—	—	—	—	—	—	(5,232,854)	—	(5,232,854)

Balance, December 31, 2003	—	$—	64,229,520	64,229	$67,747,513	$—	$(60,571,237)	$(1,002,100)	$6,238,405

See accompanying notes to consolidated financial statements

NORTH AMERICAN TECHNOLOGIES GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2003	2002
Cash flows from operating activities:
Net loss	$(5,232,854)	$(2,014,333)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on sale of marketable securities	—	(192,824)
Depreciation and amortization	293,435	281,027
Bad debt expense	30,000	—
Issuance of common stock for services	74,550	—
Issuance of common stock as compensation	1,090,000	150,115
Deemed interest on convertible notes payable	262,000	65,000
Interest expense recognized for beneficial conversion of notes payable	124,000	235,000
Vendor settlements at discount	—	(230,000)
Changes in assets and liabilities:
Accounts receivable	27,754	(49,392)
Inventories	36,873	(35,676)
Prepaid expenses and other current assets	(38,249)	(72,026)
Accounts payable and accrued expenses	1,432,216	(152,994)

Net cash used in operating activities	(1,900,275)	(2,016,103)

Cash flows from investing activities:
Proceeds from sale of marketable securities	—	2,000,000
Decrease in notes receivable	—	34,886
Payments relating to patents and other assets	(82,138)	(21,693)
Purchase of property and equipment	(479,616)	(534,268)
Purchase of Marshall property and equipment	(3,867,956)	—

Net cash provided by (used in) investing activities	(4,429,710)	1,478,925

Cash flows from financing activities:
Proceeds from sale of common stock and warrants	6,120,328	1,106,953
Proceeds from stock subscriptions	—	69,615
Proceeds from note payable to a related party	—	2,000,000
Proceeds from debt to Tie Investors, LLC	2,100,000	—
Purchase of preferred stock	(1,082,588)	—
Payment for costs and fees of equity issuances	—	(83,048)
Payments on notes payable	—	(200,000)

Net cash provided by financing activities	7,137,740	2,893,520

Net increase (decrease) in cash and cash equivalents	807,755	2,356,342
Cash and cash equivalents, beginning of year	2,428,585	72,243

Cash and cash equivalents, end of year	$3,236,340	$2,428,585

See accompanying notes to consolidated financial statements

NORTH AMERICAN TECHNOLOGIES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Basis of Presentation

North American Technologies Group, Inc. (“NATK” or the “Company”) is principally engaged in the manufacturing and marketing of a composite railroad crosstie through its wholly-owned subsidiary TieTek Technologies, Inc. (“TieTek”), and its newly formed subsidiary TieTek LLC. Its principal customer is Union Pacific Railroad (“UPR”). The Company’s composite railroad crosstie is a direct substitute for wood crossties, but with a longer life and with several environmental advantages. TieTek began commercial manufacturing and shipping of crossties from its facilities during the third quarter of 2000. In December 2002, the Company entered into an agreement to sell 1,000,000 crossties to UPR over a six year period.

The accompanying consolidated financial statements include the accounts of NATK and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S.”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could materially differ from those estimates.

Summary of Significant Accounting Policies

Inventories - Inventories consist of finished goods (composite railroad crossties) and raw materials and are valued at the lower of cost (first-in, first-out) or market. Cost of finished goods includes raw material costs, direct labor, and applied overhead.

Property and Equipment - Property and equipment are stated at cost less accumulated depreciation. Expenditures for normal repairs and maintenance are charged to expense as incurred. Fixed assets are depreciated by the straight-line method for financial reporting purposes over their estimated useful lives, ranging as follows:

Building	25 years
Machinery and equipment	10 to 15 years
Furniture, fixtures and other	3 to 10 years

Impairment of Long-Lived Assets – Long-lived assets are comprised of building and land and manufacturing related machinery and equipment. Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be realizable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying value amount to determine if an impairment of such asset is necessary. The effect of any impairment would be to expense the difference between the fair value of such asset and its carrying value.

Patents - Patents are stated at cost, less accumulated amortization. Patent costs are amortized by the straight-line method over their remaining lives, ranging from fifteen to twenty years. Amortization expense was $103,562 and $89,004 for the years ended December 31, 2003 and 2002, respectively.

Goodwill - Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangibles Assets,” which established new accounting and reporting requirements for goodwill and other intangible assets. Under the new standards, goodwill and intangible assets with indefinite useful lives are no longer amortized to expense, but instead are tested for impairment at least annually. At December 31, 2003, the net goodwill balance is attributable to one reporting unit and was tested for impairment. Significant estimates used in the valuation included estimates of discounted future earnings, future growth rates and current market capitalization adjusted for marketability. Based upon these impairment tests performed upon adoption of SFAS No. 142, the Company determined that fair value exceeds the current carrying value included in the financial statements, and accordingly, no impairment adjustment was recorded to goodwill.

Investment in Unconsolidated Affiliate - Investments other than marketable securities in which the Company has an ownership interest of 20% or less and do not exercise significant influence are recorded at cost.

Income Taxes - Deferred taxes result from temporary differences between the financial statement and income tax bases of assets and liabilities. The Company adjusts the deferred tax asset valuation allowance based on judgments as to future realization of the deferred tax benefits supported by demonstrated trends in the Company’s operating results.

Loss Per Common Share - The Company provides basic and dilutive loss per common share information for each year presented. The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss, adjusted on an “as if converted” basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the years ended December 31, 2003 and 2002, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share. For the year ended December 31, 2003, these securities included options and warrants for the purchase of 1,029,722 and 21,290,050 common shares, respectively and convertible debt convertible into 3,333,333 common shares. For the year ended December 31, 2002, these securities included options and warrants for the purchase of 1,223,055 and 4,872,713 common shares, respectively, and convertible debt and preferred stock convertible into 3,333,333 and 14,131,942 common shares, respectively.

Revenue Recognition - Product revenues are recognized when the products are shipped except for products sold to UPR. The Company provides storage facilities for crossties sold to UPR. UPR revenues are recognized upon acceptance by UPR which is normally upon completion of production. Royalty revenues are recognized when earned.

Stock Options - The Company accounts for stock options issued to employees in accordance with APB 25, “Accounting for Stock Issued to Employees.” For financial statement disclosure purposes and issuance of options to non-employees for services rendered, the Company follows SFAS Statement No. 123, “Accounting for Stock-Based Compensation.”

Fair Market Value of Financial Instruments - The Company’s financial instruments include notes payable. The carrying values of these instruments approximate market values because the rates of return and borrowing rates for notes payable are similar to other financial instruments with similar credit risks and terms.

Concentration of Credit Risk - Credit risk is limited to accounts receivable from customers and temporary cash investments at December 31, 2003. The Company does not require collateral from its customers. The Company evaluates its accounts receivable on a regular basis for collectibility and provides for an allowance for potential credit losses as deemed necessary. See Note 12 for major customers. All cash investments are investment grade. The Company maintains cash in bank accounts which at times exceed federally insured limits. The Company monitors its cash balances and has experienced no losses on these accounts.

Reclassifications - Certain amounts included in the prior year financial statements have been reclassified to conform with the current year presentations. Such reclassifications did not have any effect on reported net loss.

Recently Issued Accounting Pronouncements - In December 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46R, “Consolidation of Variable Interest Entities” (FIN No. 46R), which addresses consolidation by business enterprises of variable interest entities. FIN No. 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest, the equity investors have voting rights that are not proportionate to their economic interests or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46R applies to small business issuers no later than the end of the first reporting period after December 15, 2004. NATK plans to early adopt the provisions of FIN No. 46R in the first quarter of 2004. As of December 31, 2003, the Company did not have any variable interest entities that must be consolidated. As a result of the Tie Investors, LLC financing, the newly formed TieTek LLC will be a variable interest entity. However, the Company will continue to consolidate TieTek LLC because the risk of loss principally resides with NATK (see Note 4).

In May 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which requires issuers to classify certain financial instruments as liabilities (or assets in some circumstances). SFAS No. 150 covers certain financial instruments that embody an obligation that the issuer can or must settle by issuing its own equity shares and instruments that require the issuing company to buy back all or some of its shares in exchange for cash or other assets. The new standard also requires disclosures about alternative ways to settle the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003. The Company adopted the new standard beginning in the third quarter of fiscal 2003 and it did not have a material effect on the Company’s consolidated results of operations, financial position, or cash flows as of December 31, 2003. See Note 13 for discussion of the mandatorily redeemable convertible preferred issued subsequent to year end.

NOTE 2 - INVENTORIES

Inventories are stated at the lower of cost or market and consisted of the following:

	December 31,
	2003	2002
Raw materials	$104,772	$66,469
Finished goods	165,550	240,726

Total	$270,322	$307,195

NOTE 3 - PROPERTY AND EQUIPMENT

Major classes of property and equipment consisted of the following:

	December 31,
	2003	2002
Machinery and equipment	$2,811,934	$2,351,366
Furniture, fixtures and other	87,246	68,197

Total property and equipment	2,899,180	2,419,563
Less accumulated depreciation	(621,847)	(431,974)

Total property and equipment, net	$2,277,333	$1,987,589

For the years ended December 31, 2003 and 2002 depreciation expense totaled $189,873 and $191,083, respectively. Total property and equipment under construction for the Company’s Marshall plant was $3,867,956 at December 31, 2003.

NOTE 4 – DEBT TO TIE INVESTORS, LLC

On August 6, 2003, the Company entered into an initial loan agreement for $2,100,000 in debt financing with Tie Investors, LLC (“Tie Investors”), a company affiliated with Sponsor Investments, LLC (“Sponsor”). In February 2004 the Company entered into a new loan agreement with Tie Investors for up to $14,000,000, of which approximately $9,090,162 (including the $2,100,000 initial funding plus accrued interest) was drawn subsequent to final closing on February 5, 2004. An additional $4,909,838 remains available under the credit facility. The Company used the initial funds to close the purchase of $1,614,957 of real estate for its new manufacturing plant, accelerate construction of two additional lines of manufacturing equipment and to purchase the shares of its Preferred Stock in the settlement reached with BACI (see Note 10). A total of $4,650,787 was refunded to NATK for equipment purchases and expenses incurred on behalf of TieTek. The credit facility has a 10 year maturity, variable interest rate of prime plus 500 basis points and pledged security interest in plant, equipment and intellectual property of TieTek. All crosstie manufacturing operations will be conducted in the newly-formed TieTek LLC subsidiary wholly-owned by the Company. Sponsor will have the option to acquire 49.9% of the new subsidiary for $5,000,000 during years three through seven of the credit facility (the “Sponsor Option”) and currently controls a majority of the Board of Managers of TieTek LLC. If Sponsor exercises the Sponsor Option, within one year either party may submit an offer to the other party in an amount at which it will sell its interest or buy the interest of the other party. Upon receipt of such notice, the receiving party must buy or sell at the other party’s price within a specified period of time.

NOTE 5 – NOTE PAYABLE TO A RELATED PARTY

On December 31, 2002, the Company entered into a $2,000,000 note payable bearing an interest rate of 10% that was convertible into 3,333,333 shares of Common Stock and issued a warrant to purchase 2,000,000 shares of its Common Stock to Avalanche Resources, Ltd. (“Avalanche”), its largest stockholder. The outstanding balance as of December 31, 2003 was due on March 1, 2004. The Company retired the debt and accrued interest on February 16, 2004. The warrant allows for the purchase of Common Stock of the Company at an exercise price of $0.60 per share. The warrant is exercisable beginning December 31, 2003 through December 31, 2008. The Company had recorded a debt discount on the convertible note agreement, warrant issued and an embedded beneficial conversion feature in the amount of $262,000, as of December 31, 2002. Such amount was expensed during 2003.

NOTE 6 – RELATED PARTY TRANSACTIONS

On February 5, 2004, the Company executed a new royalty agreement (“Royalty Agreement”) with Dune Holdings, LLC and Thor Ventures, LLC (the “Royalty Holders”). Under the terms of the Royalty Agreement, the Company paid the Royalty Holders $250,000 in cash, issued 500,000 shares of its Common Stock and agreed to pay a 1.25% royalty on net revenue in 2005 and 2.50% royalty on net revenues for the years 2006 through 2013. The Company’s former chief executive officer (who is the new chief executive officer of TieTek LLC) is a principal of the Royalty Holders.

The Company issued 1,700,000 shares of its Common Stock and a warrant to purchase 1,700,000 shares of Common Stock at $.60 per share to Avalanche, its largest stockholder, in exchange for 408,000 shares of a privately-held development stage company. The 408,000 common shares were originally acquired by Avalanche at an average cost of $.50 per share or $204,000, which is the asset carrying value on the Company’s balance sheet as this transaction is between entities under common control.

During 2003, the Company issued 1,000,000 shares of Preferred Stock that was subsequently exchanged for Common Stock to its chief financial officer, recognizing $590,000 of non-cash compensation expense. In addition, a $400,000 bonus, payable in cash to the chief financial officer was recorded as compensation expense for 2003 services. The chief financial officer, who was recently appointed the chief executive officer, is also the majority stockholder of Avalanche, the largest stockholder of the Company.

During 2002, the Company issued 23,000 shares of Common Stock to its chief financial officer for out-of-pocket expenses incurred in 2002. Also during 2002, the Company issued 300,026 shares of Common Stock to its chief financial officer, recognizing $123,000 of compensation expense. The chief financial officer, who was recently appointed the chief executive officer, is also the majority stockholder of Avalanche.

During 2002, the Company issued an additional 709,613 shares of Common Stock to Avalanche pursuant to the recapitalization transaction in 2001. These shares adjusted the ownership percentage of the majority stockholder to the amount specified in the Securities Purchase Agreement pursuant to anti-dilution provisions of such agreement. In addition, during 2002 the Company issued 166,535 shares of Common Stock to Avalanche for reimbursement of certain costs incurred in 2001.

On April 14, 2002, the Company entered into a Conversion Agreement with a former noteholder that was managed by a former Director. The conversion terms allowed the noteholder to convert its note into Preferred Stock at a lower price in the event the market price for the Company’s Common Stock fell below the $.50 conversion price through December 31, 2003. Pursuant to this agreement, the Company issued an additional 453,292 shares of Preferred Stock and recorded additional debt conversion expense of $235,000 in 2002 and issued an additional 864,440 shares of Common Stock and recorded an additional debt conversion expense of $124, 000 in 2003.

NOTE 7– STOCKHOLDERS’ EQUITY

Preferred Stock

As of December 31, 2001, the Company had issued 13,432,518 shares of its 5% Convertible Preferred Stock (5% Preferred) in exchange for the previously outstanding preferred stock. The 5% Preferred was non-cumulative, had a stated value of $1.00 per share and paid dividends at 5% of the stated value as and when such dividends were declared by the Board of Directors, as defined by the agreement. Each share of the 5% Preferred was convertible at the holder’s option into one share of Common Stock. The 5% Preferred had the same voting rights as the Common Stock and ranked senior to the common shares, including any declared and unpaid dividends and had a $1.00 per share liquidation preference.

During 2002:

•	The Company issued 47,645 shares of 5% Preferred to the President of the Company in exchange for the retirement of debt and accrued interest in the amount of $32,875.

•	The Company issued 198,487 shares of 5% Preferred in accordance with a note payable conversion agreement.

•	The Company issued 453,292 shares of 5% Preferred in accordance with an incremental antidilution right clause of a note payable conversion agreement.

During 2003:

•	The Company issued 1,000,000 shares of Preferred Stock at $.59 per share to the chief financial officer as compensation for 2003. The Company has recognized $590,000 in compensation expense for 2003, in connection with the transaction. These shares were subsequently converted into 1,000,000 shares of Common Stock.

•	The Company settled certain legal matters which required the purchase and retirement of 7,466,643 shares of its 5% Preferred (see Note 10).

•	The Company converted 6,665,299 of its 5% Preferred into 6,665,299 shares of Common Stock.

As of December 31, 2003, there were no issued or outstanding shares of Preferred Stock.

Common Stock and Warrants

As of December 31, 2001, the Company had issued 36,494,778 shares of its Common Stock and warrants to purchase 651,497 shares of its Common Stock. In July 2003, the Company amended its Certificate of Incorporation to increase the authorized Common Stock from 75,000,000 shares to 150,000,000 shares.

During 2002:

•	The Company issued 2,016,040 shares of Common Stock and warrants to purchase 36,706 shares of Common Stock for net cash proceeds of $1,023,905.

•	The Company issued 300,026 shares of Common Stock as compensation to its chief financial officer and 46,222 shares of Common Stock as compensation for 2002 to its former chief financial officer. These services were valued at the fair value of the Common Stock as of the date of issuance.

•	The Company issued 709,613 shares of Common Stock to its largest stockholder pursuant to the recapitalization of the Company in 2001.

•	The Company issued 166,535 shares of Common Stock to its largest stockholder, as reimbursement for costs incurred during 2001.

•	The Company issued 23,000 shares of Common Stock to its chief financial officer for expenses incurred during 2002. These services were valued at the fair value of the Common Stock as of the date of issuance.

•	The Company issued 30,177 shares of Common Stock to various consultants for services rendered during 2002. These services were valued at the fair value of the Common Stock as of the date of issuance.

During 2003:

•	The Company issued 10,334,935 shares of Common Stock and 14,444,001 warrants to purchase Common Stock for total net proceeds of $5,620,328. The Company issued 163,455 shares of Common Stock and a warrant to purchase 25,000 shares of Common Stock for services related to raising capital at $.60 per share. These services were valued at the fair value of the Common Stock at date of issuance.

•	The Company issued 50,000 shares of Common Stock in lieu of compensation to its former chief executive officer at $.60 per share. These services were valued at the fair value of the Common Stock as of the date of issuance.

•	The Company registered 2,500,000 shares of Common Stock and issued a one year option to purchase these shares at $.60 per share and a warrant to purchase 208,334 shares of Common Stock to an individual under the terms of a Consulting and Marketing License Agreement. The individual exercised the option and purchased the shares of Common Stock for $500,000 and a subscription receivable totaling $1,000,000 (see Note 8).

•	The Company issued 1,100,000 shares of Common Stock for legal services associated with the BACI Lawsuit (see Note 10) that was valued at $1.04 per share. The Company issued 65,000 shares of Common Stock that was valued between $.60 and $.75 per share and a warrant to purchase 40,000 shares of Common Stock for consulting services. These services were valued at the fair value of the Common Stock as of the date of issuance.

•	The Company issued 1,700,000 shares of Common Stock and a warrant to purchase 1,700,000 shares of Common Stock at $.60 per share to its largest stockholder in exchange for 408,000 shares of a privately-held development stage company valued at $204,000.

•	The Company issued 7,665,299 shares of Common Stock upon conversion of 7,665,299 shares of 5% Preferred.

•	The Company issued 864,440 shares of Common Stock in accordance with an incremental antidilution right clause of a note payable conversion agreement and recorded interest expense of $124,000.

The warrants were issued in connection with financing transactions and payments for services. All of these warrants are currently exercisable. These warrants have an exercise price of between $.50 and $3.85, and expire between 2004 and 2010. At December 31, 2003 the Company had Common Stock reserved for future issuance as follows:

	Shares
Warrants outstanding	21,290,050
Stock options outstanding	1,029,722
Conversion of convertible debt to a related party	3,333,333	(a)

Total	25,653,105

(a)	the convertible debt was paid in full on February 16, 2004 (see Note 5).

NOTE 8 - STOCK OPTIONS

The 1999 Stock Incentive Plan (the “Plan”) authorizes the Compensation Committee to grant options to attract, retain and reward persons providing services to the Company. The Company may issue up to a maximum of 10% of the total issued, outstanding and reserved shares of Company Common Stock, of which a maximum of 1,000,000 shares may be incentive stock options. The Company granted no options during 2002 or 2003 under the Plan. Outstanding at December 31, 2003 were options to purchase 1,029,722 shares of Company Common Stock.

The Company accounts for stock options issued to employees and independent directors in accordance with APB Opinion 25, “Accounting for Stock Issued to Employees”. SFAS Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) requires the Company to provide pro forma information regarding net loss applicable to common stockholders and loss per share as if compensation cost for the Company’s stock options granted to employees and independent directors had been determined in accordance with the fair value based method. The Company estimates the fair value of each stock option at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	December 31,
	2003	2002
Dividend yield	0%	0%
Expected volatility	96%	96%
Risk free interest	3%	3%
Expected lives	3 years	3 years

Under the accounting provisions of SFAS 123, the Company’s net loss applicable to common stockholders and loss per share would have been increased to the pro forma amounts indicated below:

	December 31,
	2003	2002
Net loss applicable to common stockholders
As reported	$(5,232,854)	$(2,014,333)
Total stock-based employee compensation expense, net of related tax effect	(163,403)	(236,071)

Proforma	$(5,396,257)	$(2,250,404)

Loss per share
As reported	$(0.12)	$(0.05)

Pro forma	$(0.12)	$(0.06)

A summary of shares to be issued and weighted average exercise price related to stock options granted as of December 31, 2003 and 2002, and changes during the years ending on those dates is presented below:

	December 31, 2003		December 31, 2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,223,055	$2.90	1,228,055	$2.89
Granted	2,500,000	0.60	—	—
Exercised	(2,500,000)	0.60	—	—
Expired or forfeited	(193,333)	2.67	(5,000)	1.10

Outstanding at end of year	1,029,722	$2.94	1,223,055	$2.90

Options exercisable at year-end	911,388	$3.18	850,724	$3.60

Weighted-average fair value of options granted during the year		$0.60		$—

The Company recorded non-cash compensation expense of $500,000 associated with the grant of an option to purchase 2,500,000 shares of Common Stock during 2003.

The following table summarizes information regarding stock options outstanding at December 31, 2003:

Exercise Price	Number Outstanding at 12/31/03	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/03	Weighted Average Exercise Price
$ 1.10	355,000	7.41	$1.10	236,666	$1.10
1.25	210,000	6.94	1.25	210,000	1.25
1.44	12,500	6.39	1.44	12,500	1.44
2.75	90,000	6.08	2.75	90,000	2.75
3.00	102,500	5.27	3.00	102,500	3.00
4.50	122,221	2.94	4.50	122,221	4.50
9.00	136,112	2.50	9.00	136,112	9.00
22.50	1,389	2.00	22.50	1,389	22.50

$1.10–22.50	1,029,722	5.79	$2.94	911,388	$3.18

NOTE 9 - INCOME TAXES

Deferred taxes are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The components of deferred income tax assets were as follows:

	December 31,
	2003	2002
Deferred tax assets
Net operating loss carryforwards	$13,136,000	$11,492,000
Accrued bonus	136,000	—
Other	36,000	23,000

Gross deferred tax assets	13,308,000	11,515,000

Deferred tax liabilities
Property and equipment	(503,000)	(428,000)
Goodwill	(171,000)	(123,000)
Patents	(158,000)	(82,000)

Gross deferred tax liabilities	(832,000)	(633,000)

Net deferred tax asset	12,476,000	10,882,000
Valuation allowance	(12,476,000)	(10,882,000)

Net deferred tax assets	$—	$—

At December 31, 2003 and 2002, the Company provided a 100% valuation allowance for the deferred tax asset because it could not determine whether it was more likely than not that the deferred tax asset would be realized.

Income tax expense differs from the amounts computed by applying the U.S. Federal Income tax rate of 34% to loss before income taxes as follows:

	December 31,
	2003	2002
Computed tax benefit	34%	34%
Change in valuation allowance and estimates	(30)%	(15)%
Non-deductible compensation	(3)%	—%
Expiration of net operating loss and capital loss carryforwards	(3)%	(19)%
Other	2%	—%

Total	—%	—%

At December 31, 2003, the Company had net operating loss carryforwards for federal income tax purposes totaling approximately $39,000,000 which, if not utilized, will expire between 2004 and 2023. Federal tax laws only permit the use of net operating loss carryforwards by the individual entities that originally sustained the losses. Utilization of the net operating loss carryforwards discussed above may be limited in the future due to the change in ownership during the year ended December 31, 2001. In addition, net operating loss carryforwards related to 2002 and beyond may be limited in the future due to a change in ownership.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company rents equipment and facilities under operating leases on both a long and short-term basis. Rent expense for the years ended December 31, 2003 and 2002 totaled approximately $243,010 and $245,000, respectively.

During November 1998, the Company entered into a lease agreement for a 23,000 square foot manufacturing and office facility in Houston, Texas to be used for the production of the TieTek™ crossties. The lease expires in April 2004 and is renewable at the Company’s option for ten consecutive periods of five years each. The monthly rental is currently $15,246. The Company is currently negotiating a new two year lease of this facility on similar terms. The lease provides for a CPI adjustment to the monthly rent at the beginning of every renewal period. Minimum annual rentals under non-cancelable operating leases of more than one year in duration are as follows:

Amount
2004	$89,682
2005	24,788
2006	5,537

Total	$120,007

On June 2, 2003, the Company reached an agreed settlement and mutual release with certain of the defendants in the lawsuit initially filed on October 23, 2002 against certain directors and Bank of America Capital Investors (“BACI”). The suit, styled North American Technologies Group, Inc. v. Douglas C. Williamson, Travis Hain, Bank of America Capital Investors d/b/a/ of BA Capital Company, L.P., BA SBIC Management, L.L.C., and Bank of America Corporation, in the 333rd Judicial District Court of Harris County, Texas, No. 2002-54476 (the “BACI Lawsuit”), was seeking to recover an unspecified amount of actual and punitive damages from the defendants as a result of their alleged breaches of fiduciary duty. Settlement was reached with all defendants except for Mr. Williamson. Under the settlement, the Company purchased 7,466,643 shares of its 5% Convertible Preferred Stock from BACI for $875,000 cash. The Company incurred $207,588 of cash expenses and issued 1,100,000 shares of Common Stock valued at $1.04 per share for legal services associated with the BACI Lawsuit. In return, each of the parties to the BACI Lawsuit, except for Mr. Williamson, released one another from any claims that were or could have been made in the suit, and the BACI Lawsuit was dismissed with prejudice.

On July 23, 2003, Mr. Williamson filed a suit styled Douglas C. Williamson v. Kevin C. Maddox, Franklin A. Mathias, Avalanche Resources, Ltd., Robert E. Chain, Dean L. Ledger, Tim R. Reeves and Henry W. Sullivan, in the 101st Judicial District Court of Dallas County, Texas, No. 0307404, seeking compensatory and special damages, punitive and/or exemplary damages and attorney’s fees for alleged breaches of fiduciary duty by the named defendants arising out of misstatements in the proxy statement, and for libel, defamation, breach of contract and tortious interference with contract. In March 2004, the Company reached an agreement with Mr. Williamson under which both sides released their claims against one another and BACI entities and employees and dismissed all remaining litigation.

From time to time the Company may be involved in various legal actions arising in the normal course of business for which the Company maintains insurance. Management believes the outcome resulting from such matters will not have a material effect on the Company’s financial condition.

NOTE 11 - SUPPLEMENTAL CASH FLOW INFORMATION

During the years ended December 31, 2003 and 2002, the Company paid interest totaling approximately $234,051 and $18,235, respectively.

During the year ended December 31, 2003, the Company had the following investing and financing non-cash transactions:

•	Exchanged 7,665,299 shares of its Common Stock for 7,665,299 shares of its 5% Preferred.

•	Issued 163,455 shares of its Common Stock and a warrant to purchase 25,000 shares of Common Stock for services related to raising capital.

•	Issued 1,100,000 shares of its Common Stock for legal fees associated with the BACI Lawsuit valued at $1.04 per share.

•	Issued 864,440 shares of its Common Stock in accordance with an incremental antidilution right clause of a note payable conversion agreement valued at $124,000.

•	Issued 1,700,000 shares of Common Stock and a warrant to purchase 1,700,000 shares of Common Stock for shares of a privately held company valued at $204,000.

•	Issued subscription receivable of $1,002,100.

During the year ended December 31, 2002, the Company had the following non-cash transactions:

•	The Company issued an additional 198,487 shares of 5% Preferred upon exchange of old preferred stock and recognized an additional $65,000 of conversion expense.

•	The Company issued 43,478 and 4,167 shares of 5% Preferred, respectively, in lieu of payment for a note payable of $30,000 and accrued interest of $2,875.

•	The Company issued 46,222 shares of Common Stock for $27,115 of compensation due to its former acting chief financial officer.

•	The Company issued 300,026 shares of Common Stock for $123,000 of compensation due to its current chief financial officer for 2002.

•	The Company issued 453,292 shares of 5% Preferred in accordance with an incremental antidilution right clause of a note payable conversion agreement, resulting in debt conversion expense of $235,000 in 2002.

•	The Company issued 219,712 shares of Common Stock for $150,115 of professional services rendered.

NOTE 12 - MAJOR CUSTOMERS

For the years ended December 31, 2003 and 2002, the Company had sales to Union Pacific Railroad that represented 91% and 87% of total revenues, respectively. These sales were made under the terms of a six-year supply agreement for 1,000,000 TieTek™ crossties. As of December 31, 2003, approximately 950,000 crossties remain to be provided under the terms of the Union Pacific Railroad Agreement.

NOTE 13 – SUBSEQUENT EVENT

On March 8, 2004, the Company closed a $9,500,000 funding with a group of institutional investors, including $7,000,000 of Series AA Convertible Preferred Stock (“Series AA”) and $2,500,000 of Series BB Convertible Preferred Stock (“Series BB”). Under the terms of the Securities Purchase Agreement, the Company sold $7,000,000 of Series AA and committed to sell an additional $7,000,000 should certain events occur. The Series AA is convertible into Common Stock at $1.08 per share, has annual dividends payable in cash or Common Stock of 6% per annum and is mandatorily redeemable at the end of the fourth year. The Company may force conversion of the Series AA if the Common Stock has trades 250% above the conversion price for 30 days. In addition, the Company is required to issue warrants equal to 40% of the number of shares of Common Stock that the stated value of Series AA would purchase using an average closing price of the Common Stock. The purchaser of the Series BB surrendered and cancelled warrants to purchase 4,166,667 shares of Common Stock of NATK that were issued in 2003. The Series BB is convertible into Common Stock at $.60 per share, has no dividends payable and is not mandatorily redeemable. No warrants were issued in connection with the Series BB. Because the Preferred Stock is mandatorily redeemable, it will be classified as a long-term liability.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.	Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the registrant or its stockholders for monetary damages for a breach of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Article 7 of our certificate of incorporation contains such a limitation on the personal liability of directors.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the registrant and certain other persons serving at the request of the registrant in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful; provided that, in the case of actions brought by or in the right of such corporation, no indemnification must be made with respect to any matter as to which such person must have been adjudged to be liable to such corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Article 8 of our certificate of incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the registrant, whether the basis of such proceeding is alleged action in an official capacity while serving as a director or officer must be indemnified and held harmless by the registrant to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the registrant to provide broader indemnification rights than said law permitted the registrant to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification must continue as to a person who has ceased to be a director or officer and must inure to the benefit of his or her heirs, executors, administrators; provided, however, that except as described below, the registrant must indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors of the registrant. The right to indemnification must be a contract right and must include the right to be paid by the registrant the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service as or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, must be made only upon delivery to the registrant of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it must ultimately be determined that such director or officer is not entitled to be indemnified.

If a claim under Article 8 is not paid in full by the registrant within thirty days after a written claim has been received by the registrant, the claimant may at any time thereafter bring suit against the registrant to recover the unpaid amount of the claim and, if successful, in whole or in part, the claimant must be entitled to be paid also the expense of prosecuting such claim. It is a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered by the registrant) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the registrant to indemnify the claimant for the amount claimed, but the burden of providing such defense must be on the registrant. Neither the failure of the registrant (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the registrant (including its board of directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, must be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Article 6 of our bylaws provides that the registrant must, to the fullest extent permitted by applicable law, indemnify and hold harmless any person who is, or threatened to be made, a witness in or a party to any action, suit, alternate dispute resolution mechanism, hearing or any other proceeding, whether civil, criminal, administrative, arbitrative, investigative or meditative, any appeal in such action, suit, alternate dispute resolution mechanism, hearing or other proceeding and any inquiry or investigation that could lead to any such action, suit, alternate dispute resolution mechanism, hearing or other proceeding, except as otherwise provided, by reason of his corporate status as a person who is or was a director, officer, employee or agent of the registrant or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, provided such person is or was serving in such capacity at the written request of the registrant, from and against any and all judgments, penalties, fines (including excise taxes), amounts paid in settlement and, subject to certain conditions set forth in the bylaws, reasonable attorneys’ fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery services fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, or being or preparing to be a witness in connection with such a proceeding, arising out of any event or occurrence related to the fact that such person is or was a director or officer of the registrant.

We have purchased directors’ and officers’ liability insurance which would indemnify our directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 25.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered by this registration statement, all of which will be borne by North American Technologies Group, Inc. (except any underwriting discounts and commissions and expenses incurred by the selling security holders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling security holders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee—Securities and Exchange Commission	$1,054
Legal fees and expenses	$50,000
Accounting fees and expenses	$20,000
Miscellaneous expenses	$5,946

Total Expenses	$77,000

Item 26.	Recent Sales of Unregistered Securities.

In February and March of 2001, we issued 130,433 shares of our common stock at the current market price in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act as for accrued compensation.

In connection with our 2001 recapitalization, we issued 28,635,700 shares of our common stock in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act for marketable equity securities and a warrant with a market value of approximately $1,807,000 and for $500,000 in cash.

In October and December of 2001, we issued 770,064 shares of our common stock and 770,064 shares of common stock purchase warrants for $.85 per unit in a private transaction in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act. The warrants vested immediately and are exercisable for the five years after they were issued at $1.00 per share.

During 2001, we issued 157,977 shares of common stock and 127,977 shares of common stock purchase warrants in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act for costs associated with capital fund raising activities. The common stock was issued at a range of $.85 to $1.00 per share. The warrants vested immediately and exercisable for a range of between four and five years after they were issued at a price range between $1.00 and $1.10 per share.

In December 2001, we issued 23,529 shares of common stock in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act for a reimbursable expense of $20,000.

In January and June 2002, we issued a total of 46,222 shares of common stock in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act at its then current market price for accrued compensation.

In May of 2002, we issued 198,487 shares of preferred stock in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act upon the conversion of a note payable.

In December 2002, we issued 300,026 shares of our common stock in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act as compensation to Kevin Maddox who at the time was our Chief Financial Officer.

In December 2002, we granted 1,000,000 shares of our convertible preferred stock in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act as compensation to Kevin Maddox for his services to our company in 2003.

In December of 2002, we issued 453,292 shares of our convertible preferred stock in accordance with the antidilution rights clause of a note payable conversion agreement. The convertible preferred stock is convertible at the option of the holder into an equal number of shares of our common stock. These securities were issued in private placements without the participation of underwriters to accredited investors in reliance upon Section 4(2) of the Securities Act.

During 2002, we sold and issued 2,725,653 shares of our common stock and issued 187,883 warrants for a total offering price of $1,106,953 in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act. These warrants are exercisable at prices between $.85 and $1.00 and are exercisable between now and April 17, 2005. These securities were issued in private placements without the participation of underwriters to an accredited investor in reliance upon Section 4(2) of the Securities Act.

During 2002, we issued 219,712 shares of our common stock for costs associated with capital fund raising activities. The common stock was issued at a range of $.50 to $.60 per share. These securities were issued in private placements without the participation of underwriters to accredited investors in reliance upon Section 4(2) of the Securities Act.

In December 2002, we issued a $2,000,000 convertible note and a common stock warrant to its majority shareholder for $2,000,000. These securities were issued in a private placement without the participation of underwriters to an accredited investor in reliance upon section 4(2) of the Securities Act.

During 2003, we raised net cash proceeds of approximately $7,122,428 (including subscriptions receivable of $1,002,100) from the sale of 12,834,935 shares of our common stock and warrants to purchase 14,652,335 shares of our common stock. In this transaction, we relied upon the exemption from registration set forth in Section 4(2) of the Securities Act. The proceeds from this sale enabled us to continue funding TieTek operations and purchase equipment for our new Marshall facility before we entered into the Tie Investors Credit Facility.

In 2003, we issued 163,455 shares of our common stock and a warrant to purchase 25,000 shares of common stock in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act for services related to raising capital.

In 2003, we issued 65,000 shares of common stock and a warrant to purchase 40,000 shares of common stock in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act for consulting services.

In 2003, we issued 1,000,000 shares of preferred stock in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act. The preferred stock was subsequently converted to common stock at $.59 per share to our former Chief Financial Officer, Kevin Maddox, who is now the Chief Executive Officer and recognized compensation expense of $590,000.

In 2003, we issued 1,100,000 shares of common stock in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act for legal services associated with the BACI lawsuit.

In 2003, we issued 1,700,000 shares of common stock and a warrant to purchase 1,700,000 shares of common stock to Avalanche in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act in exchange for 408,000 shares of Global Photonic Energy. The Global Photonic Energy common stock was recorded at the original cost of $.50 per share or $204,000 as this transaction was between entities under common control. Based on the most recent private placement of Global Photonic Energy common stock, the fair value was $2.50 per share.

During the fourth quarter of 2003, we sold a total of 6,665,020 shares of our common stock and warrants to purchase an additional 10,516,684 shares of common stock in private placements to accredited investors for gross proceeds of $3,999,008. We incurred $301,541 of offering costs associated with these private placements. In addition, we issued 15,000 shares of our common stock in exchange for consulting services. All of these equity securities were issued in private transactions in reliance on Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder. None of the transactions involved an underwriter.

On March 8, 2004, we completed a $9.5 million private equity financing with certain institutional investors, comprised of a private placement of $7.0 million of our Series AA Convertible Preferred Stock and $2.5 million of our Series BB Convertible Preferred Stock. In this transaction, we relied upon the exemption from registration set forth in Section 4(2) of the Securities Act. Under the Series AA/Series BB Securities Purchase Agreements, our company sold $7.0 million of Series AA Preferred and committed to sell an additional $7.0 million Series AA Preferred Stock if certain events occur. Holders of the Series BB Preferred Stock are not entitled to dividends or warrants. We are not required to redeem these shares. When we completed the sale of the Series BB Preferred Stock, the purchaser surrendered and cancelled warrants to purchase 4,166,667 shares of our common stock.

Item 27.	Exhibits.

Exhibit Number		Name

3.1	****	Amended and Restated Certificate of Incorporation, as amended

3.2	*	Amended and Restated By-laws

Exhibit Number		Name

5.1		Opinion of Levenfeld Pearlstein LLC

9.1	*	Voting Agreement of Avalanche Resources, Ltd. dated as of December 31, 2003

9.2	*	Voting Agreement of Avalanche Resources, Ltd., Henry W. Sullivan and Mark Neuhaus dated as of February 5, 2004

10.1	*	Purchase Agreement for Marshall Facility

10.2	*	Construction Loan Agreement dated as of February 5, 2004 among Registrant, TTT, TieTek LLC and Tie Investors LLC

10.3	*	Regulations for TieTek LLC

10.4	*	Royalty Agreement between NATK and William T. Aldrich, Henry W. Sullivan, and J. Denny Bartell as Co-Trustees for the benefit of Dune Holdings, L.L.C., assignee of Gaia Holdings, Inc. and Thor Ventures, L.L.C. dated effective February 5, 2004

10.5	*	Royalty Agreement between TieTek LLC and William T. Aldrich, Henry W. Sullivan, and J. Denny Bartell as Co-Trustees for the benefit of Dune Holdings, L.L.C., assignee of Gaia Holdings, Inc. and Thor Ventures, L.L.C. dated effective February 5, 2004

10.6	*	Subscription Agreement dated May 1, 2003 for sale of shares to Avalanche in exchange for Global Photonics Energy Corporation stock and warrants

10.7	*	Securities Purchase Agreement dated as of December 31, 2003 with Purchasers named therein

10.8	*	Registration Rights Agreement dated as of December 31, 2003 with Purchasers named in Securities Purchase Agreement

10.9	*	Securities Purchase Agreement dated as of December 31, 2003 with CD Investment Partners, Ltd.

10.10	*	Registration Rights Agreement dated as of December 31, 2003 with CD Investment Partners, Ltd.

10.11	*	Contract with Slash Pine Ventures, LLC for services of John N. Bingham

10.12	*	Securities Purchase Agreement dated as of March 8, 2004 with Purchasers named therein

10.13	**	Agreement between TieTek and Union Pacific Railroad Company

10.14	***	1999 Stock Incentive Plan

21.1		Subsidiaries of Registrant

23.1		Consent of Ham Langston & Brezina LLP.

23.2		Consent of Mann Frankfort Stein & Lipp CPAs, LLP.

*	Incorporated by reference to Form 10-KSB filed with the Securities and Exchange Commission on March 16, 2004.
**	Incorporated by reference to Form 10-KSB filed with the Securities and Exchange Commission on March 29, 2000. Confidential treatment with respect to portions of this agreement was granted by the Securities and Exchange Commission. These portions were filed with the Securities and Exchange Commission.
***	Incorporated by reference to Form 10-KSB filed with the Securities and Exchange Commission on April 1, 1999
****	Incorporated by reference to the following forms filed with the Securities and Exchange and Commission: Form 10-QSB filed August 13, 1996; Form 10-QSB filed August 13, 1998; Form 10-KSB filed April 30, 2003; Form 10-QSB filed November 14, 2003; and Form 10-KSB filed March 16, 2004.

Item 28.	Undertakings.

The undersigned registrant hereby undertakes as follows:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

i. Include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

ii. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;

iii. Include any additional or changed material information on the plan of distribution.

2. For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of offering.

4. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

5. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Houston, State of Texas on April 9, 2004.

NORTH AMERICAN TECHNOLOGIES GROUP, INC.

By:	/S/ KEVIN C. MADDOX

Kevin C. Maddox, Chief Executive Officer

Date: April 9, 2004

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Signature	Title	Date

/S/ JOHN N. BINGHAM John N. Bingham	Chief Financial Officer	April 9, 2004

/S/ FRANKLIN MATHIAS Franklin Mathias	Director	April 9, 2004

/S/ ROBERT E. CHAIN Robert E. Chain	Director	April 9, 2004

/S/ TIM R. REEVES Tim R. Reeves	Director	April 9, 2004

/S/ JOHN C. MALONE John C. Malone	Director	April 9, 2004